02060494

82- SUBMISSIONS FACING SH

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ferreyros

*CURRENT ADDRESS

PROCESSED

DEC 17 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 45767 FISCAL YEAR 12-31-00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: Mcoco

DATE : 11/6/02

Ferreyros, a permanent commitment with Peru +



Ferreyros

ANNUAL REPORT
82-4567

AR/S
12-31-00

Annual Report 2000

Contents

Ferreyros, a permanent commitment with Peru +



Ferreyros

Annual Report 2000

Presentation

To the Shareholders

For the third consecutive year, the peruvian economy experienced an overall recession, in which, with the exception of the mining and fisheries sector, the production of goods and services and private investment decreased significantly +

In addition to this trend of the productive sectors, a severe financial crisis affected many companies when the mechanisms of the chain of payments came to a standstill, which ultimately deepened the economic crisis +

In these circumstances, the Company's economic performance was greatly affected, not only as a result of a reduction in its sales but also by the high financial costs derived from the existence of stocks and assets which could not be rotated in the market, and delays in accounts receivable +

Despite this negative economic environment, the privileged position achieved by the Company in the mining sector, allowed its total sales levels to reach approximately US$209 million, including direct order sales + This trading result may only be explained by the Company's clear leadership in the mining sector and by the loyalty of its customers +

Total sales decreased by 20.2% with respect to 1999 + On the other hand, the sales of the subsidiary companies reached US$23.1 million, which brought the total sales for the year 2000 to US$232.1 million +

Although the mining sector required machinery, equipment, spare parts and services, the traditional construction sector was virtually paralyzed, particularly that related to roads and infrastructure + With the exception of the construction companies that provide services to the mining sector, it may be indicated that the activities in this sector remained in crisis for the second consecutive year + This caused that sales of machinery in stock could not be finalized, consequently affecting inventory levels. Furthermore, the rate of operation of the rental fleet was reduced, which altogether severely affected the Company's results + Fortunately, the construction sector supporting large-scale mining, enabled the development of a market for used machinery which reduced the pressure on the size of the fleet of machinery for rental +

However, the inventory volumes of new machinery and equipment, as well as the existence of an important number of machines re-possessed due to payment default by customers and other hard-to-realize assets, continued to affect the levels of indebtedness, with the resulting financial costs affecting the Company's profits + This situation should improve considerably upon the reactivation of the productive sector, taking into account that the greater part of these inventories is made up of widely used machinery and equipment +

On the other hand, sales to the fisheries industry only experienced a slight increase with respect to the previous year, as the high extraction volumes achieved were insufficient for the corporate recovery of this sector, severely affected financially by its long-term crisis + The Company continued to enjoy the preference of its customers in the provision of spare parts and services, although in smaller figures than previous years +

With regard to agriculture, the negative trend in international prices, together with the drop in effective local prices of crops and the financial restrictions this sector has faced, explain the contraction of the demand for tractors and equipment. Nevertheless, we were favored by purchase orders from the sugar industry +

In summary, in a particularly difficult year, with an overall long-term recession, and with an important number of clients experiencing a difficult financial situation, the Company made every effort to achieve a sales level to match the size of its operation + This effort, due to the aforementioned reasons, was not accompanied by the appropriate levels of profitability + Gross profits before taxes was S/. 3 million +

In this context, the Company had to maintain its programs of investment in infrastructure and equipment in order to continue serving its customers, specifically those of the large-scale mining sector + This explains the major investment made to expand the Component Repair Center (CRC) and the construction of premises in Cajamarca and Huaraz, to support the mining operations in these regions +

In spite of the crisis, all the previously described points, have enabled the Company to continue being perceived as a solid company with a major commercial leadership and high standards of after-sales service +

Corporate Performance

Business performance

During the year 2000, the Caterpillar line of products represented 86% of total sales, including the income obtained from the sale of spare parts and services + Thanks to the permanent effort aimed at maintaining the CAT line of products in a position of leadership, these have continued to show high market share percentages +

Ferreyros' presence as the main supplier of earthmoving machinery and vehicles has been consolidated, particularly in the large-scale mining sector + The number of large Caterpillar mining trucks operating today in all the open-pit mines in the country, constitute, by far, the largest fleet of this type of units +

During the course of the year this fleet increased as a result of the important orders received from two of the largest mining companies +

The need to service and maintain these units has lead to an important increase in the sales of spare parts and services under different modalities, including comprehensive contracts +

On the other hand, the construction market continued to experience an overall crisis + Besides the contraction of investment in urban and construction works, the construction of public highways came to a complete standstill, generating an important drop in the gross domestic product of this sector + This originated a series of financial difficulties for a great number of construction companies, many of which have been important customers +

As a result of this situation, an additional reduction in the sale of new machinery was produced, as well as in rentals, which evidenced a drop compared to those of 1999 + However, a reduction in the accumulated inventories was achieved thanks to a careful purchasing policy + The rental fleet continued to be re-dimensioned to make it less sensitive to market fluctuations +

The sale of used machinery belonging to this fleet was facilitated by an important demand from the medium and small subcontractors working for the large-scale mining projects +

The underground mining market continued to demand Ingersoll Rand equipment and favorably welcomed the introduction of the line of Elphinstone Caterpillar low profile machinery +

In the energy sector, the Company has been promoting its participation as a supplier of power plants, as a result of Caterpillar's development in the manufacture of high capacity generators + Some of the projects developed during the financial year should be fulfilled in the year 2001 + In the small generators' field, activities concentrated on isolated sales to the mining and energy sectors + However, the marine engines sector showed a low rate of activity due to the aforementioned slow recovery of the fisheries industry, a traditional market for Cat engines +

In the area of spare parts and services, the coverage offered to customers has widened and the quality of after-sale support has improved + For the second consecutive year a record volume of sales of spare parts was achieved with the resulting growth of the participation of spare parts and services in the total sales of the Company + Part of this process was due to an increase in the repair services at the Component Repair Center (CRC) where a figure of 1,089 units was reached, solely in major components as part of programs established with the mining companies +

In order to comply with the future commitments undertaken with the large-scale mining sector for the repair of its Caterpillar units, the Company invested approximately US$1.5 million in the expansion of the Repair Center + Such expansion included both the working area, which has been doubled, and equipment, which includes a new dynamometer and two bridge cranes + The hiring of approximately 60 new mechanics and technical personnel was required for this expansion +

As a result of a public tender called by the Ministry of the Presidency (Executive Cabinet) more than 400 Caterpillar machines were imported, for the municipalities throughout the country, which represent an opportunity for the Company in the product support area +

Within this project, a training program was carried out, which involved 750 people, between administrators, operators and mechanics from several municipalities and a spare parts sale force was organized to meet the project's requirements +

The agricultural sector evidenced a substantial decrease in sales as a result of the problems experienced + However, it maintained its market share with respect to the different machinery and equipment it markets +

With regard to the automotive business, the Company continued to experience the negative effects of the crisis in the construction and transportation sectors +

The market for construction vehicles (dump trucks) was restricted to works related to the large mines, without matching the existing supply and therefore the low tariffs discouraged the purchase of new units +

In the land cargo transportation market, sales suffered by the excess number of units available as a result of the mass importation of used vehicles and the contraction of the demand +

However, the Company managed to attract customers seeking to reduce costs with more efficient vehicles in both markets, thanks to the new technologies of the Kenworth trucks which Ferreyros represents +

As a complement, the Automotive Division concentrated its efforts on developing the after-sales business and in November transferred its Service Workshop and Spare Parts Warehouse to new, specially designed premises in Lurin + This will allow an increase in the sale of spare parts and labor that render greater gross profits than the sale of vehicles + Additionally, two spare parts stores were inaugurated, with locations at Avenida Gambetta (El Callao) and Avenida Mendiola (San Martin de Porras) which constitute carrier concentration points +

An important event was the inauguration of the new premises of the Huaraz branch office on November 24, 2000 + The investment of US$ 1.2 million in this project, as well as the new installations in Cajamarca to be inaugurated in the year 2001, are aimed at offering excellent after-sale services to the many customers operating around the large-scale mining projects +

The Arequipa and Huancayo branch offices, also related to mining operations, and the branch offices of Piura and Orvisa-Iquitos, engaged in the petroleum and energy activities, also experienced great commercial activity +

Financial performance

In the financial field, the Company continued to make every effort to rotate its assets as it has done in the past + To this effect it has followed a more restrictive policy for the replacement of inventories and has carried out successful campaigns such as the reduction in the rental fleet, amongst others + Thus, the financial effect of the increase in assets in other areas, such as used units recovered from customers and longer collection periods, has been curtailed +

In summary, the Company ended the year 2000 with a level of financial operations similar to that of the previous year + It should be mentioned that the Company has managed to maintain its main sources of financing, mainly its suppliers and particularly Caterpillar, which together represent a financial support of approximately US$100 million + Furthermore, it has successfully resorted to the capital markets, which continue to be an important financing source ending the year with current issues for approximately US$60 million, and with a request submitted to the Peruvian Securities and Exchange Commission (CONASEV) for the registration of a US$30 million program of commercial papers, scheduled to be launched as of the first quarter of the year 2001 +

During December 2000 and January 2001, the fourth issue of securitization bonds was finalized + The interest rates obtained accounted for the great success achieved by this operation + Finally, the banks, traditional creditors of the Company, maintained their interest in the business transactions they have carried out with Ferreyros for several years, through the financing of working capital, financing of imported stocks and the issue of bank letters of guarantee, amongst others, with an approximate volume of US$ 60 million +

With regard to the financial expenses, these were affected by the higher level of interest rates, as compared with the year 1999, owing basically to the greater overall perception of risk experienced by local financial institutions and to the increased perception of country-risk by foreign institutions towards the end of the year +

Reduced interest rates are expected for the year 2001 due to the drop in international rates and the end of the political transition suffered by the country +

Affiliate companies

It is important to highlight the behavior of some of Ferreyros' affiliates +

Orvisa Sociedad Anónima, serving the demand and customers of the Jungle area, continued to increase its market presence, particularly in relation with the sale of Caterpillar spare parts and services for the petroleum industry, obtaining revenues for approximately S/.30 million +

Unimaq S.A., a company that markets several lines of specialized products such as small generating sets, lighting towers, construction equipment, hydraulic and pneumatic tools, lubricating systems, welding equipment, small vessels and marine engines, amongst others, showed adequate sales and profit levels during its first year in full operation +

Fiansa S.A., with its initial activity being the manufacture and sale of agricultural tools, this company continued to expand its operations to the metalworking activity in general and in support of infrastructure projects + Thus, Fiansa, with headquarters in Trujillo, installs small hydroelectric plants, electrical systems including small supplementary civil works and multiple metalworks for the agricultural and mining industries + The new areas of activity have enabled the company to attract new markets +

Motorindustria S.A., continued to grow as part of Ferreyros' goal to meet the machine repair requirements of the large-scale mining industry + It acts as an element of support to the CRC in the rebuilding of parts of major components (engines, transmissions, converters) and has recently incorporated the hydraulic repair workshop + At the same time, it provides field services to the large-scale mining industry for the repair of scoops, frames and headframes + Sales in the year 2000 grew by 40% with respect to the previous year + The investments made during the financial year were of approximately US$500,000 +

Ferreyros Foundation: A Social Welfare Project

The Company continued to provide its support to the Ferreyros Foundation, established by the Company on its 75th Anniversary and devoted to promoting national and cultural values amongst the best college students, aimed at improving their future contribution towards the country's development + During the course of its fourth year of activities, the Foundation continued to cooperate with the Annual Students Conference (CADE Estudiantil) which by bringing together over 500 of the best students of the universities throughout the country, provides a basis for the development of work with youth through workshops, assemblies, conferences and publications + In the year 2000 the Foundation concentrated on the issue of professional attitude that graduates must adopt to successfully insert themselves in the labor market + The overwhelming acceptance of this viewpoint compelled the Foundation to increase the originally scheduled workshops by 50%, having carried out nine during the second semester, with a total attendance of 270 participants + Many of the graduates of previous years continue their relation with the Foundation by attending the other events and receiving the publications it issues from time to time + Thus, contact is maintained with an important number of young professionals +

Perspectives

For many analysts, the year 2001 is not foreseen as a year of economic expansion + After the severe recession experienced by the country and despite the existence of positive macroeconomic indicators, it is not wise to expect a year of rapid reactivation, which should only begin during the last few months of the year +

The political scenario with the natural uncertainty posed by the Presidential elections fail to contribute towards changing the situation +

However, the Company has the privilege of its solid presence in the mining sector, which will continue to demand goods and services for ongoing investments and for its productive operation +

Any reactivation that may be produced in the construction and agricultural sectors will find the Company ready to meet their needs for equipment and machinery +

The demand for spare parts and services of the current machinery existing in Peru guarantees an important volume of sales +

Within this context, Ferreyros shall continue to consolidate its leadership in the capital goods business, constantly improving its productivity to meet the needs of its customers and shareholders +

To them, our shareholders, customers, suppliers and staff, we renew our commitment to make every effort to fulfill our mission +

We are hereby pleased to submit to the shareholders, details of the overall information and operations as well as the analysis and discussion of the financial statements, pursuant to Resolution 141.98.EF/94.10 issued by the Peruvian Securities and Exchange Commission (CONASEV) for the presentation of Annual Reports of Companies + The statement of responsibility is attached hereto +

Our financial statements as to December 31, 2000 have been examined by our independent auditors Collas, Dongo-Soria y Asociados, member firm of PricewaterhouseCoopers, who have expressed an unqualified opinion + Said report is available to our shareholders in a separate document +

Statement of Responsibility

This document contains true and sufficient information regarding the business development of Ferreyros S.A.A. during the period ending in December 31, 2000 + Without prejudice to the responsibility of the issuer, the undersigned are hereby responsible for its contents pursuant to the legal provisions in force +

Oscar Espinosa Bedoya
General Manager

Hugo Sommerkamp Molinari
Administration and Finance Central Manager

General Information and Operations

Corporate name and principal place of business

The Company's name is Ferreyros Sociedad Anonima Abierta or Ferreyros S.A.A. + Its principal place of business is located at Avenida Industrial 675, Province and Department of Lima + Its telephone number is 336-7070 and fax number 336 8331 +

Incorporation and registration

Ferreyros S.A.A. was incorporated by public deed dated September 14, 1922, executed before Agustín Rivero y Hurtado, Notary Public in and for Lima, under the trade name of Enrique Ferreyros y Compañía Sociedad en Comandita (a limited partnership company) and recorded under Entry 1, Page 299, Volume 15 of the Lima Registry of Companies + Enrique Ferreyros y Compañía Sociedad en Comandita was dissolved as evidenced in Entry 10, Page 296, Volume 30 of the Lima Registry of Companies +

The incorporation of Enrique Ferreyros y Compañía S.A. which took over the assets and assumed the liabilities of Enrique Ferreyros Sociedad en Comandita, was executed by public deed dated September 21, 1931 before Agustín Rivero y Hurtado, Notary Public in and for Lima, filed under Entry 1, Page 457, Volume 31 of the Lima Registry of Companies + The change of name to Enrique Ferreyros S.A. was executed by public deed dated November 23, 1981 before Jorge Eduardo Orihuela Iberico, Notary Public in and for Lima and filed under Entry 213, Page 599, Volume 410 of the Lima Registry of Companies +

The Company was renamed Ferreyros S.A. by public deed dated May 6, 1996 before Jorge Eduardo Orihuela Iberico, Notary Public in and for Lima and filed under Entry 2-B, of Card 117502 of the Index of Corporations of the Lima Registry of Companies + The present name of Ferreyros S.A.A. was adopted by resolution of the Shareholders' Meeting held on March 24, 1998, filed on Card 11007355 of the Lima Registry of Companies +

Corporate purpose and line of business

According to its Bylaws, the corporate purpose of Ferreyros is to engage in the purchase and sale of local and foreign goods and products, the import and export of goods and articles in general, the provision of services as well as investments and commission dealing +

The Company may also participate in any and all acts and enter into any and all contracts provided by law and conducive to their execution or that are convenient to its corporate interests, including the incorporation of companies and the purchase of shares of stock and/or share interests of corporations either by direct purchase or any other means or by participating in increases of capital +

The Company has perpetual existence and its line of business is classified under Group 5150, Class 51 of the United Nations International Standard Industrial Classification (ISIC) +

Capital stock

As to December 31, 2000, the capital stock was represented by 161,850,384 common shares with a face value of S/.1.055 each, fully subscribed and paid-up, 77.28% of which are held by local investors and 22.72% by foreign investors + The shareholders with an interest of 5% or more in the capital stock are:

Economic Group	Share	Nationality
IN Cartadm	13.84%	Peruvian
NV Cartadm	9.87%	Peruvian
HO Cartadm	6.03%	Peruvian
PR Cartadm	5.39%	Peruvian
Transacciones Financieras S.A.	5.09%	Peruvian

Guarantees and surety bonds

The Company has granted letters of guarantee to subsidiaries and third parties for US$1.8 million and US$7.8 million respectively + It has also issued bank letters of guarantee in favor of entities for US$4.2 million + The total amount of these guarantees represents 20.53% of its stockholders' equity +

Historical background

Enrique Ferreyros y Compañía was founded in 1922 on the initiative of Enrique Ferreyros Ayulo and three partners who, with a small amount of capital, engaged in the trading of consumer products in Lima + In 1942, Ferreyros obtains the representation of Caterpillar Tractor, which entailed an overall change in the Company's outlook + As of 1965, the Company's decentralization begins, setting up offices in the provinces as well as several affiliates + In 1971, Ferreyros is registered in the Lima Stock Exchange +

At the end of the 80's, Ferreyros disengaged itself from the consumer goods business in order to concentrate its efforts on the capital goods business in the 90's + Thus, during the first few years of this decade it assumed new representations to complement the Caterpillar line and to improve its coverage of the mining, agriculture and transportation sectors + Towards 1994, the Company initiated the leasing of heavy equipment and the sale of used equipment to meet the needs of its customers + Simultaneously, the Company begins to prepare itself to face the challenge that the large-scale mining sector would pose, after the onset of the privatization process and the entry of new agents to the Peruvian economy + Since 1995, the Company has been making important investments in this direction to improve the infrastructure of its offices and workshops and to train its service personnel to meet the maintenance and repairs contracts for large fleets of machinery +

The purpose of the Company is to serve customers from all sectors of the economy and therefore during the last two years it has created business units to serve the small and medium-size construction and fisheries markets +

In response to past growth and that to be produced in the future, in 1997 the Company successfully issued and placed shares in the local and international markets, thereby making possible a US$22 million increase in its stockholders' equity +

In July 1998, Ferreyros issued the first securitization bonds in the country for US$20 million and in 1999 it launched its third issue of corporate bonds for US$30 million, after launching its first two issues in 1994 and 1996 + Similarly, in 1999, it executed its first issue for US$15 million of a securitization program filed before CONASEV for US$45 million +

Commercial activities

General information

Ferreyros, acknowledged as the main capital goods distributor in Peru, destines its products to a diversified range of economic sectors, such as mining, construction, agriculture, energy, fisheries and transportation + It is the exclusive distributor of Caterpillar in Peru since 1942 +

In addition to the Caterpillar machinery and engines, Ferreyros markets a wide range of equipment, including Ingersoll Rand compressors and drills, Massey Ferguson tractors, the Kenworth line of heavy trucks and the Chevrolet line of light trucks + The Company is by far the leader in the market for the majority of the products it offers + Caterpillar represents its highest sales percentage, reaching approximately 86% in the year 2000 +

The Company owns the largest network of workshops in the country for the repair of heavy machinery and equipment and a highly qualified group of technicians, as it believes that the continuous success in heavy machinery and equipment sales will continue to depend on product quality and after-sales services + Ferreyros is constantly opening new service centers, improving their quality and gradually complementing its current marketing lines with other leading products or with products which have a competitive advantage in their industrial sector, always focussing on capital goods +

General outlook of key economic sectors in Peru

The marketing of capital goods in Peru largely depends on the level of growth of the Peruvian economy, particularly in sectors such as mining, construction, fisheries, agriculture, transportation and energy, where the Ferreyros products are sold + It is important to consider that the availability of capital goods is the first step towards the country's growth, therefore a difference in timing between the growth of the Peruvian economy and the demand for capital goods may exist + Furthermore, the import of capital goods is essential for the development of any industrial sector, taking into account the important role played by technology to attain the levels of competitiveness and efficiency required by the market +

The sustained growth of some sectors such as construction and mining during the five years prior to 1998, fostered the purchase of machinery, a situation which was reflected in the global import figures of capital goods which during said years evidenced an average annual upward trend of 21.5% + The slowing-down of the economy during the last three years has had negative repercussions on this market's performance + However, given the good medium-term perspectives of development of the economic sectors and reliance on machinery from abroad, capital goods imports should increase during the next few years according to the economy's development +

Competition

Few markets, such as the Peruvian market, can show a variety of machines and equipment offered in the country by a large number of suppliers + Given the wide range it offers, Ferreyros competes in different sectors with many of these suppliers, who represent a wide variety of brands +

In earthmoving equipment its main competitors are Komatsu, Volvo, John Deere and Fiat Allis +

In diesel engines it mainly competes with Wartsila, Man, Detroit Diesel, Cummins FG, Wilson and Volvo +

Several manufacturers of non-genuine spare parts for Caterpillar machinery exist that cover small market segments +

In the agricultural tractors line, the main competitors are John Deere and Ford New Holland +

In portable air compressors, Ingersoll Rand machines compete with Sullair and Atlas Copco +

In trucks, the Kenworth brand has successfully begun to compete with Volvo and Scania, in a market in which Freightliner, Mercedes Benz and others, also compete +

In almost all of these lines, the products Ferreyros represent lead their respective markets on account of their good quality, its qualified after-sales services, its wide network of branch offices and agencies and the important volume of spare parts it offers +

Finances

As part of a permanent process to obtain financial resources, important operations were completed during the last few months + In two placements in December 2000 and January 2001, the issuance of securitization bonds was achieved for the third time, in this opportunity for US$17 million, fulfilling, once again, the objective set by the Company ten years ago to enter the local capital market +

It should be noted that at the end of the year, the Company's file application on the commercial papers program for US$30 million was ready for registration in the Public Stock Exchange Registry of CONASEV + Upon conclusion of this filing procedure, the Company hopes to launch its first issue towards the month of March 2001 +

Furthermore, as part of a credit facility for US$60 million granted by Caterpillar Financial Services, during the last quarter of the year, a credit for US$20 million was obtained, for a five year term, which has enabled the current ratio to be improved +

In the year 2000, the credit facilities granted by the banks maintained an important share, having ended the year with a direct debt of US$63 million with local and foreign banks +

As to December 31, 2000, total liabilities increased to S/.691.3 million as compared to S/.576.1 million at the end of the previous year + However, S/.37 million are explained by new accounting procedures in the operating lease agreements related to the rental fleet, which at the end of 1999 were not included in the total liabilities +

The other S/.78 million are explained by increases in high turnover assets directly related to the Company 's line of business derived from the following operations:

+ Additional purchases of stocks of spare parts and an increase in the ongoing service orders for approximately US$12 million, as a result of an important increase in sales +
+ The purchase of workshop machinery and the expansion of the service workshops to meet the increased demand mentioned in the foregoing paragraph + The sales made to important mining companies in previous years currently represent a larger number of off-road trucks that must be maintained and repaired periodically + The increase in said number generates a need for wider spaces and a larger number of improved equipment +
+ An increase in trade accounts receivable related to an increase in the sale of spare parts and services, which are financed under the current account system held with the main customers +
+ An increase in the cash balance as a result of the placement of securitization bonds of notes receivable at December 27, 2000 (the surplus funds from this operation for S/.14.8 million were used during the month of January 2001 to pay off debts) +

On the other hand, the current ratio suffered a small decline due to the change in accounting procedures of the lease agreements mentioned previously, although this did not imply an increased indebtedness in real terms +

Infrastructure

The main properties of the Company consist of the land and buildings where its administrative offices, warehouses, repair workshops, exhibition halls and stock rooms are located +

The Company's head office is located in Lima, with branch offices in the cities of Piura, Chiclayo, Cajamarca, Trujillo, Chimbote, Huaraz, Arequipa, Cusco and Huancayo, which are built on premises owned by the Company + The Company also has offices in the cities of Tumbes, Ica, Huaypetuhe and Ayacucho + All these offices are rented, with the exception of Huaypetuhe which is owned by Ferreyros +

Legal proceedings

The Company has taken part in certain legal proceedings arising during the normal course of business, none of which may, individually or collectively, be considered important +

As to December 31, 2000, claims related mainly with the Value Added Tax for S/.3.8 million are in process before the Court + In the opinion of the tax advisors such claims are unfounded and it is therefore estimated that the final outcome will be favorable to the Company +

Subsidiaries

Ferreyros is in charge of several subsidiary companies + As to December 31, 2000, its share in their capital stock is as follows:

Orvisa Sociedad Anónima	99,0%
Heavy Machinery Services Ltd.	100,0%
Fiansa S.A.	99,0%
Depositos Efe S.A.	99,0%
Motorindustria	99,0%
Domingo Rodas (a subsidiary of Orvisa Sociedad Anónima)	27,0%
Unimaq S.A.	99,9%

Orvisa Sociedad Anónima

Orvisa, incorporated in 1973, is one of the Company's subsidiaries which carries out operations in Iquitos, Pucallpa, Bagua Chica and Nueva Cajamarca, cities located in the Peruvian Amazon Jungle region + Orvisa offers the same line of products as Ferreyros and is the leader in the market for the three product lines with the greatest demand in the region, such as agricultural machinery, marine engines and forestry equipment +

Since it is located in the Jungle region, Orvisa currently enjoys certain tax and customs tariff advantages that allow it to be more competitive in terms of prices without necessarily affecting its margins +

As to December 2000, Orvisa generated revenues for an amount of S/.30.1 million and a net income of S/.2.8 million +

Heavy Machinery Services Ltd.

Heavy Machinery is a wholly-owned subsidiary, incorporated abroad + It is engaged in the sale of heavy machinery to large Peru-based companies and which are usually subsidiaries of multinational corporations funded abroad and that import directly from the manufacturers +

Fiansa S.A.

Fiansa is a subsidiary incorporated in 1968 and domiciled in the city of Trujillo + It is engaged in the manufacture and sale of agricultural tools, industrial tools and electrical switchboards + Furthermore, it carries out metalworks and assembles electric installations +

As to December 2000, Fiansa generated revenues for S/.24.3 million and a net loss of S/.0.4 million +

Depósitos Efe S.A.

Depósitos Efe is a subsidiary incorporated in 1983 + It engages in the provision of simple storage services and customs bonded warehousing +

As to December 2000, Depósitos Efe generated revenues for S/.1.7 million and a net income of S/.0.3 million +

Motorindustria S.A.

Motorindustria is a subsidiary incorporated in 1987 + It was originally engaged in the production of motor vehicles as well as in the sale of spare parts and services + In 1995, the Shareholders agreed to temporarily suspend its activities, assigning its management to Ferreyros, as of October 1995 + On July 1, 1998, the Shareholders' Meeting agreed to reactivate this Company and at present its main activity is the provision of machining services for the recovery of machine components +

As to December 2000, Motorindustria generated revenues in the amount of S/.7.6 million and a net income of S/.1.1 million.

Domingo Rodas S.A.

Domingo Rodas is a subsidiary incorporated in 1979 in the city of Tumbes + Its main line of business is the cultivation, breeding, extraction, industrialization and marketing of shrimp +

As to December 2000, Domingo Rodas generated revenues for S/.1.4 million and a net loss of S/.1.6 million + Although at the time of its incorporation this company was part of a diversification strategy towards export trade, today it has lost its meaning within Ferreyros, which has concentrated its interests in the capital goods business and therefore its permanence within the organization is subject to an ongoing review +

Unimaq S.A.

Unimaq is a company incorporated in February 1999 + It is mainly engaged in the marketing of light equipment for the mining and construction industries and industry in general, as well as in the sale of spare parts and provision of workshop services + In the year 2000 it produced revenues in the amount of S/.16.4 million and a net income of S/.0.5 million +

Other investments

The Company also has a share in the stock of the following companies:

Matreq Ferreyros
Matreq Ferreyros is the sole distributor of Caterpillar products in Bolivia + As to December 31, 2000, Ferreyros holds a 48.65% share in the capital of Matreq + At present, it holds a purchase option for the remaining shares that may be exercised until April 2001 +

La Positiva Seguros y Reaseguros S.A.
La Positiva is a company incorporated in Peru in 1937, its main line of business is the hiring of life insurance and property and casualty insurance + Ferreyros holds an 11.5% share in its capital stock +

Stock exchange issues

At the end of the year 2000, the Company had listed shares and corporate bonds in the Public Stock Exchange Registry +

Common shares

The Company's capital stock is made up of 161,850,384 outstanding common shares with a face value of S/.1.055 each + The opening price was S/.1.89 and the closing price was S/.0.46, reaching a maximum price of S/.1.90 in January and a minimum price of S/.0.45 in December + The average share price in the year 2000 was S/.1.04 +

Monthly price listing was as follows:

Month	Opening	Maximum	Minimum	Closing	Average
January	1.89	1.90	1.68	1.72	1.8008
February	1.65	1.70	1.40	1.50	1.4779
March	1.52	1.52	1.25	1.26	1.3161
April	1.20	1.23	1.15	1.23	1.1800
May	1.25	1.26	1.10	1.15	1.1815
June	1.15	1.15	1.00	1.11	1.0824
July	1.10	1.10	0.95	1.00	0.9918
August	1.00	1.03	0.95	0.98	1.0016
September	0.97	0.97	0.85	0.85	0.8982
October	0.80	0.80	0.53	0.59	0.5686
November	0.58	0.58	0.49	0.49	0.5219
December	0.47	0.48	0.45	0.46	0.4672

Corporate bonds

By Conasev Resolution 029-99-EF/94.10, Ferreyros Bonds-Third Issue were registered as follows:

Instrument	Ferreyros Bonds - Third Issue +
Class	Nominal and indivisible and listed at CAVALI ICLV S.A. +
Registered amount	US$30 million +
Face value	US$1,000 each +
Series	Up to five +
Interest payment schedule	Per quarter due +
Repayment	100% of the principal upon expiry of the three-year term +

In March 1999, the first issue for US$15 million was placed as follows:

Outstanding amount	US$15 million +
Series	First issue +
Date of issue	March 22, 1999 +
Maturity date	March 22, 2002 +
Interest rate	10.5% nominal per year +

In September 1999, the second issue for US$15 million was placed as follows:

Outstanding amount	US$15 million +
Series	Second issue +
Date of issue	September 30, 1999 +
Maturity date	September 30, 2002 +
Interest rate	9.875% nominal per year +

The monthly quotations per issue are given below:

Fixed income - Auction market
First issue

	Opening	Maximum	Minimum	Closing
January	102.3235	102.3339	100.0079	102.0981
February	102.4398	102.4398	102.1027	102.3870
March	102.3655	102.5681	101.7472	102.5681
April	102.5228	102.5228	102.4619	102.4619
May	103.0996	103.0996	102.2749	102.2749
June	102.2614	102.2614	102.1603	102.1603

Second issue

	Opening	Maximum	Minimum	Closing
January	101.3393	101.6800	100.5311	100.5311
February	101.5207	101.5207	101.0850	101.4863
March	101.4774	101.7707	101.4688	101.7707
April	101.0070	101.7303	100.9897	100.9897
May	101.5782	101.5782	100.5720	100.5720

Fixed income - Continuous market
First issue

	Opening	Maximum	Minimum	Closing
June	101.8436	102.1319	101.3650	102.1149
July	102.0682	102.0682	101.4456	101.4456
August	101.4296	102.3257	102.3257	102.3257
September	101.7345	101.8311	101.1833	101.8311
October	101.8036	102.0592	100.9944	101.4708
November	100.9081	102.1229	100.8980	101.3005
December	100.9266	101.3170	100.4615	101.3170

Second issue

	Opening	Maximum	Minimum	Closing
June	100.6551	100.6551	100.6551	100.6551
July	101.4080	102.3483	100.6414	100.8116
August	100.6163	100.9705	100.4238	100.4238
September	100.4160	100.4160	100.4160	100.4160
November	100.3870	100.8576	100.3870	100.8576
December	100.8377	100.8377	100.7476	100.7476

Management

The Board of Directors is composed as follows:

Carlos Ferreyros Aspíllaga	Chairman
Eduardo Montero Aramburú	Vice Chairman
Luis Moreyra Ferreyros	Director

Enrique Normand Sparks	Director
Juan Manuel Peña Roca	Director
Carlos Muñoz Torcello	Director
Jorge Picasso Salinas	Director
Manuel Bustamante Olivares	Director (until August 3, 2000)
Oscar Espinosa Bedoya	Managing Director

The following persons are the executive staff of the Company:

Oscar Espinosa Bedoya	Managing Director
Gino Ricci Galup	Deputy General Manager
Gustavo Moreno Barrera	Machinery Central Manager
Hugo Sommerkamp Molinari	Administration and Finance Central Manager
Luis Mesía Pinedo	Equipment Division Manager
Manuel Ugarteche Crosby	Automotive Division Manager
Víctor Astete Palma	Manager of the Comptrollership Division
Andrés Gagliardi Wakeham	Personnel Division Manager
Raúl Vásquez Erquicio	Internal Auditing Division Manager
Luis Bracamonte Loayza	Branch Offices Division Manager
Carlos Dongo Vásquez	Machines and Engines Division Manager
José López Rey Sánchez	Spare parts and Service Division Manager

Resumé

+ **Oscar Espinosa Bedoya**

Oscar Espinosa holds the position of General Manager in Ferreyros S.A.A. since 1983 + He began working with the Company in 1981 + He was formerly President of Interbank, COFIDE and other financial institutions, as well as executive director of the World Bank + He is a civil engineer with graduate studies in economics, finance and business administration +

+ **Gino Ricci Galup**

Gino Ricci held the position of Caterpillar Spare Parts and Services Division Manager since 1990 prior to being promoted to Deputy General Manager + He is a graduate in Electrical and Mechanical Engineering of the National University of Engineering and has participated in several courses and seminars organized by Caterpillar + After working for the Company for 35 years he decided to retire on December 31, 2000, receiving the acknowledgement of the Board +

+ **Gustavo Moreno Barrera**

Since 1990 Gustavo Moreno held the position of Caterpillar Machines and Engines Division Manager + As from December 31, 1998, he became Machinery Central Manager + He has worked for the Company for 35 years, 20 of which were in the sales area + He is a graduate in Mechanical and Electrical Engineering of the National University of Engineering and has participated in different courses and seminars organized by Caterpillar +

+ **Hugo Sommerkamp Molinari**

Hugo Sommerkamp holds the position of Administration and Finance Central Manager since December 31, 1998 + Formerly, he was Finance Division Manager since March 1996, date on which he returned to work at Ferreyros + Between 1985 and 1990 he held the position of Comptroller General in the subsidiaries of the Ferreyros Group + Between 1990 and 1996 he worked in Paraguay as Financial Director of the different subsidiaries of the ECOM group (Lausanne, Switzerland) + He is a Certified Public Accountant graduated from the Pontifical Catholic University of Peru, with advanced courses in Audit and Finance, both in Peru and abroad +

+ **Luis Mesía Pinedo**

Luis Mesía holds the position of Investment Division Manager since September 2000 + He has worked for the Company for 24 years and formerly he was the Equipment Division Manager, Spare Parts Manager and manager of the Chiclayo and Trujillo branch offices + He is a graduate in Industrial Engineering of the Federico Villarreal National University, and has a Master's Degree in Business Administration from the Graduate School of Business Administration (ESAN) + He has also participated in several courses and seminars organized by Caterpillar and other manufacturers +

+ **Manuel Ugarteche Crosby**

Manuel Ugarteche holds the position of Automotive Division Manager since 1995 when he returned to Ferreyros + In the past he worked at Ferreyros between 1962 and 1977 in the sales and branch offices areas + Between 1977 and 1995 he worked in Venezuela and Colombia with the General Electric group, a Caterpillar dealer abroad + He is a graduate in Mechanical Engineering from the National University of Engineering and has participated in different courses and seminars organized by Caterpillar and General Electric +

+ **Victor Astete Palma**

Víctor Astete works in Ferreyros since 1977 and holds the position of Manager of the Comptrollership Division since 1996 + Formerly, he worked at the accounting, budget, accounting advisory and investment comptroller departments + He is a Certified Public Accountant graduated from the San Marcos Major National University and has attended several advanced courses both in Peru and abroad +

+ **Andrés Gagliardi Wakeham**

Andrés Gagliardi holds the position of Personnel Division Manager since 1986 and has 32 years of experience + Formerly he has held similar positions in other prestigious companies + He is a graduate in Industrial Relations from the San Martín de Porres University and has attended several courses, seminars and congresses on the specialty +

+ **Raúl Vásquez Erquicio**

Raúl Vasquez has been Manager of the Internal Audit Division since 1978 + Previously he was Administrative-Finance Manager of Cia. Pesquera Estrella del Perú, Audit Manager of Arthur Andersen & Co. and President of the Peruvian Chapter of the Institute of Internal Auditors + He graduated as Bachelor of Economic and Commercial Sciences and as a Certified Public Accountant from the University of San Marcos + He is currently the President of the Latin American Federation of Internal Auditors and Latin American Regional District Representative Director of the Institute of Internal Auditors +

+ **Luis Bracamonte Loayza**

Luis Bracamonte holds the position of Branch Offices Division Manager since 1997 + He has worked in Ferreyros for 20 years and formerly he held different positions at the branch offices management departments and at the credit and collections office of the assistant manager + He pursued studies in Business Administration in the University of Lima and graduate courses at the Graduate School of Business Administration (ESAN) +

+ **Carlos Dongo Vásquez**

Carlos Dongo has been recently appointed Machine and Engines Division Manager + Since January 1999 he held the position of Machine Sales Manager + He has worked for the Company for 22 years + He previously occupied positions in the after-sale service area, having held the position of Spare Parts Sales Manager and Workshop Service Manager + He is a graduate in Mechanical Engineering of the Pontifical Catholic University of Peru +

+ **José López Rey Sánchez**

José López holds the position of Spare Parts and Services Division Manager since 1999 + He has worked for the Company for 18 years + Previously he was the Service Manager from 1994 to 1998 + He is a graduate in Mechanical Engineering at the National Engineering University + He has pursued courses in Administration and Management Accounting at the Graduate School of Business Administration (ESAN) +

Human resources

Aspects concerning the management of the Company's personnel are the responsibility of the Personnel Department + By the end of the year 2000, the Company had 1,215 employees both in its main and provincial branch offices + The changes in personnel in the last two years were as follows:

Increases (decreases)	2000	1999	1998	00/99	99/98
Regular					
Executive staff	30	34	32	(4)	2
Technical staff	412	419	390	(7)	29
Employees and sales staff	195	230	254	(35)	(24)
Workers	557	555	492	2	63
Sub total	1194	1238	1168	(44)	70
Temporary	21	25	56	(4)	(31)
Total	**1215**	**1263**	**1224**	**(48)**	**39**

The labor climate in Ferreyros is harmonious + Employees identify with the Company's objectives + Company-employee relations are good and no strike or important controversy has occurred + The Employees' Union was in force for many years and was dissolved in 1993 + The Workers' Union is composed of 52 affiliated members + The Company bargains collectively with the representatives of the workers in January each year + The Company continues to maintain social welfare and housing programs for the benefit of its workers +

Analysis and discussion of financial statements

The most important variations in the Company's financial statements as to December 31, 2000 and 1999, expressed in constant Nuevos Soles are presented below + To this effect, the sales figures and the cost of sales of the audited financial statements have been reclassified for comparison purposes to show direct order sales + Audited financial statements only evidence the profits earned from direct order operations +

Operating results

Sales for the year 2000 amounted to S/.746.2 million, 21.3% lower than the sales of the previous year, not including an extraordinary sale for S/.90.2 million carried out in December 1999 (see explanation to this effect below) +

The gross margin of the year 2000 amounted to 23.4% in comparison with 18.3% of the previous year, which allowed the partial compensation of the effect of the decrease in net sales +

Selling and administrative expenses for the year 2000 amounted to S/.129.1 million, 9.8% less than the previous year, due to the austerity plan implemented as of the fourth quarter of 1999 + As of September 1, 2000, the Company has implemented a new set of measures aimed mainly at reducing expenses in the business areas which have suffered an important decrease in their sales +

With the purpose of improving the control of rental costs and allowing the depreciation by machine hours instead of by straight line to be entered in the books, as of the year 2000, the Company has begun to depreciate machinery and equipment for rental based on the machine hours used + Likewise, it has modified the bookkeeping of the operating lease agreements related to the rental fleet + In view that the selling price of the large majority of used equipment is established based on the number of machine hours of said equipment and not on the year of manufacture, straight line depreciation implies a distortion of the rental costs as well as of the profit obtained in the sale of used equipment, thereby reducing the real profitability of the rental fleet and deferring part of the profit until the used unit is sold + Until the first quarter of the year 2000, such agreements were recorded in the accounts as an operating lease. In the fourth quarter of the year 2000, an adjustment, retrospective to January 1, 2000 has been made, recording the aforementioned agreements as leases, whereby the leased machinery is incorporated as a fixed asset and the amount of the outstanding debt is added to the liabilities +

The foregoing changes have originated the acknowledgement of assets for S/.47.1 million and liabilities for S/.39.6 million in the financial statements for the year ended on December 31, 2000, as well as reduced charges to the operating results of the year for S/.12.8 million +

Analysis of the profit and loss statement

The following table shows information on the Company's operating results during the indicated periods:

Profit and Loss Statement

(In millions of constant Nuevos Soles)

	2000		1999		
	Amount	**%**	**Amount**	**%**	**Change %**
Net sales	746.2	100.0	1,038.5	100.0	(28.1)
Cost of sales	571.8	76.6	848.3	81.7	(32.6)
Gross profits	174.4	23.4	190.2	18.3	(8.3)
Selling and administrative expenses	129.1	17.3	142.5	13.7	(9.8)
Operating income	45.3	6.1	47.7	4.6	(3.8)
Dividends	6.1	0.8	5.4	0.5	12.7
Financial income	20.2	2.7	23.5	2.3	(13.9)
Financial expenses	(69.0)	9.2	(61.0)	5.9	13.2
Inflation exposure result (REI)	4.2	0.6	(33.4)	3.2	
Other revenues (expenditure) net	(3.8)	0.5	6.8	0.7	
Profit (loss) before taxes	3.0	0.3	(11.0)	1.1	
Income tax	(0.5)		0.1		
Net income (loss)	2.5	(1.0)	(10.9)	1.0	

Net sales

The inventory and direct order sales in the local market, are the following:

	2000	**1999**	**Change %**
Caterpillar Division	226.7	425.6	(46.7)
Equipment Division	44.6	40.2	11.0
Automotive Division	28.8	42.6	(32.4)
	300.1	508.5	(40.9)
Spare Parts and Service Division	333.0	273.6	21.7
Rental	54.5	95.0	(42.6)
Used Equipment	58.6	71.2	(17.7)
	746.2	948.2	(21.3)
Special sale of surplus stock		90.8	
Total	**746.2**	**1038.4**	

Net sales in the year 2000 amounted to S/.746.2 million, 21.3% lower than those of the previous year which amounted to S/.948.2 (not including an extraordinary sale for S/.90.2 million carried out in December 1999 and which is explained below) + This decrease is explained mainly by the reduced sales by direct order of Caterpillar machinery to the large-scale mining sector, by the decrease in sales of the Automotive Division, as well as by the lower income from rentals and used units +

Direct order sales during the year 2000 amounted to S/.126.0 million as compared to S/.340.4 million of the previous year + During the last period important sales were made to large mining projects +

On the other hand, the stock sales in the year 2000 amounted to S/.619.2 million, a slightly greater figure than the S/.607.9 million obtained in the previous year + Although fewer sales were registered during the year 2000 in the Automotive Division and in used units and rentals, this drop was compensated by increased sales of stock from the Caterpillar Division, as well as spare parts and services +

The decrease in sales of the aforementioned lines is related to the ongoing recession which is affecting the majority of the country's economic sectors, as well as to the absence of government investment in infrastructure works + In addition, the uncertainty of the economic agents facing the political situation of the country has influenced the postponement of some investments in capital goods +

Special sale of surplus stock

With the purpose of reducing its stock, in December 1999, the Company carried out the following operations:

+ The sale of Caterpillar machines, engines and components for US$17.6 million to Caterpillar International Services del Perú S.A. +
+ The transfer in trust to Citicorp Peru Sociedad Titulizadora, of Kenworth trucks mainly, for approximately US$12.6 million +

As such sales have an extraordinary nature, they have not been considered to determine the variations between the sales of the year 2000 and 1999 +

Gross profits

Gross profits amounted to S/.174.4 million in the year 2000 (23.4% of net sales) as compared to S/.190.2 million, in 1999 (18.3% of net sales) + The greater gross profits as a percentage of net sales is mainly due to the fact that: (i) direct order sales to the large scale mining sector, that have substantially lower gross margins than stock sales, had a reduced share in the total sales as compared to 1999, (ii) the sale of spare parts and services, that have greater gross margins than the sale of equipment, was greater than that obtained in 1999, and (iii) the change in bookkeeping of the lease agreements, mentioned previously, implied lower charges to cost of sales for the depreciation of rental equipment and for the reclassification of interests to financial expenses +

In absolute terms, gross profits for the year 2000 was lower by 8.3% than that of the previous year and is explained by the decrease in sales +

Selling and administrative expenses

Selling and administrative expenses amounted to S/.129.1 million in 2000, as compared to S/.142.5 million in 1999, representing a 9,8% decrease, owing mainly to the expense reduction plan that the Company is implementing since the third quarter of 1999 and, additionally, to the reduction in the variable expenses as a consequence of lower sales +

Financial income

Financial income during the year 2000 amounted to S/.20.2 million as compared to S/.23.5 million during the previous year, a negative variation of 13.9%, due to the decrease in credit sales, financed by the Company as well as a reduction in default interest charged to customers, which are accrued as revenues upon collection + It is worthwhile mentioning that the sale of machinery, engines, equipment and trucks usually requires medium-term financing, largely granted by the Company + At present, the Company's participation in said financing has decreased due to a greater presence of financial institutions interested in granting direct financing to customers +

Financial expenses

Financial expenses amounted to S/.69.0 million in the year 2000, as compared to S/.61.0 million in 1999, that is, a 13,2% increase + This may be explained by the increase in liabilities that generate a financial cost, mainly related to the financing of trade accounts receivable and the acquisition of protection components and spare parts to meet the service contracts of the large-scale mining industry, as well as the rise in interest rates + It is worthwhile mentioning that in 1999 the Company had a greater percentage than in the year 2000, of medium-term credits obtained prior to September 1998, date on which the international financial crisis began, causing an important growth in the interest rates in the country +

Inflation exposure results (IER)

According to the procedure established in Peru to adjust the financial statements for inflation, when devaluation is greater than inflation a loss due to inflation exposure is produced as the exchange rate loss related to debts in US Dollars cannot be fully compensated by the adjustment for inflation of the respective non-monetary assets + However, this loss is not real as the sale prices of these assets, in the case of the Company, are fixed in US Dollars + On the other hand, when inflation exceeds devaluation, a profit due to inflation exposure is produced because the adjustment due to the updating of non-monetary assets is greater than that of the respective liabilities in US Dollars + In the year 2000, the IER rendered a profit of S/.4.2 million, because inflation was greater than the devaluation (3.84% versus –0.11%) while in the previous period the IER rendered a loss of S/.33.4 million because devaluation was greater than the inflation (11.7% versus 5.48%) +

Other revenues (expenditure), Net

This item showed a net expenditure of S/.3.8 million in the year 2000, as compared to the net revenues of S/.6.8 million obtained in the previous year + The decrease in other revenues in the year 2000 is due to the fact that in this period, the following operations registered in 1999 were not produced: (i) the sale of the rental equipment under the operating leaseback condition and, (ii) the termination of contracts + Both operations produced net revenues for approximately S/.4.1 million + Additionally, in the year 2000, under this item, expenditure of S/.2.7 million was registered corresponding to the Special Tax on Net Assets (STNA) paid in 1998, which could not be applied as credit against the income tax of the year 2000 + According to the tax provisions in force, the part of the STNA paid in 1998 exceeding the corresponding income tax for the year 2000, must be assumed by the taxpayer as expenditures +

Income tax

Income Tax registered as to December 31, 2000 and 1999 has been calculated according to the tax and accounting regulations (IAS) in force +

Net income

Net income for the year 2000 amounted to S/.2.5 million as compared to the loss of S/.10.9 million in the previous period + The improved result of the year 2000 is because: i) no loss as a result of IER was produced, ii) an important reduction of selling and administrative expenses was achieved, and iii) as a result of the change in the bookkeeping of lease agreements, a lower amount for the depreciation of rental equipment was charged to the cost of sales +

Changes of those responsible for the preparation and review of financial information

During 1999 and 2000, no changes were produced in the persons responsible for the preparation and review of the Company's financial information +

To conclude this Annual Report, the Board of Directors once again expresses its acknowledgement to all customers, whose preference has enabled the Company to achieve important sales levels during the year 2000, which compromises the organization to continue providing the best possible service + Likewise, it would like to thank both peruvian and foreign banks for the financial support received + We would also like to thank our shareholders for the confidence they have shown in the Board of Directors and Management and the staff as a whole, whose efforts and dedication have enabled the Company to achieve the results produced in the year 2000 +

The board

Financial statements

Our financial statements as of December 31, 2000, have been examined by our external auditors, Collas, Dongo-Soria y Asociados, a member of PricewaterhouseCoopers, who have expressed an unqualifield opinion. This report is available to our shareholders in a separate document.

Balance Sheets

(At constant values)

	At	December 31
Assets	**2000**	**1999**
	S/. 000	**S/. 000**
Current assets:		
Cash and banks	33,474	17,312
Trade accounts receivable	184,030	180,076
Other accounts receivable		
Third parties	65,275	75,752
Subsidiaries and affiliates	11,332	11,068
Inventories	280,645	237,634
Prapaid expenses	3,442	3,365
Total current assets	**578,198**	**525,207**
Long-term trade accounts receivable	**16,087**	**19,782**
Long-term other accounts receivable from affiliate	**9,510**	**10,197**
Investments	**73,565**	**70,353**
Property, plant and equipment	**258,895**	**191,383**
Other assets	**4,653**	**6,383**
	940,908	823,305

Liabilities and Stockholders' equity

Current liabilities:		
Bank overdrafts and loans	181,053	109,532
Current portion of long-term debt	91,692	119,815
Trade accounts payable	135,780	106,234
Other accounts payable	22,715	26,522
Total current liabilities	**431,240**	**362,103**
Long-term debt	**246,102**	**201,544**
Employees' severance indemnities	**13,927**	**14,817**
Deferred income	**6,573**	**4,462**
Deferred income tax and workers' profit sharing	**5,942**	**1,300**

Stockholders' equity		
Capital stock	177,241	177,241
Additional capital	45,641	45,641
Revaluation surplus	12,709	17,158
Legal reserve	249	9,879
Accumulated results	1,284	(10,840)
	237,124	**239,079**
Tax situation		
Contingencies and commitments		
	940,908	**823,305**

Statements of profit and loss

(At constant values)

	For the years ended December 31	
	2000	**1999**
	S/. 000	**S/. 000**
Net sales:		
Third parties	584,074	666,261
Subsidiaries	6,593	10,514
	590,667	**676,775**
Other operational revenues	16,936	31,621
	607,603	**708,396**
Cost of sales		
Third parties	(427,721)	(510,028)
Subsidiaries	(5,449)	(9,468)
	(433,170)	**(519,496)**
Administration expenses	**(53,099)**	**(57,378)**
Selling expenses	**(75,429)**	**(85,103)**
	(561,698)	**(661,977)**
Operating income	**45,905**	**46,419**
Other income (expenses):		
Financial income	20,195	23,463
Financial expenses	(69,023)	(60,992)
Dividends received	6,125	6,723
Result of inflation adjustment	4,216	(33,353)
Others, net	(3,897)	6,753
	(42,384)	**(57,406)**
Income (loss) before workers' profit sharing and income tax	**3,521**	**(10,987)**
Workers' profit sharing	**(539)**	**-**
Income (loss) before income tax	**2,982**	**(10,987)**
Income tax	**(488)**	**147**
Net income (loss)	**2,494**	**(10,840)**
Earning (loss) per common share	**0.015**	**(0.070)**

Offices, workshops and warehouses

Main Office

Lima
Av. Industrial 675 Lima
Apartado 150
T 336 7070
F 336 8331 336 8371
http://www.ferreyros.com.pe

Branch Offices

+ **Piura**
Prolongación Av. Sánchez Cerro
Km 1 (Carretera Sullana) Piura
Apartado 136
T 074 303049 **F** 074 334593

Tumbes
Calle Bolívar 426 Tumbes
T 074 524812
F 074 523458

+ **Chiclayo**
Av. Balta 155 Chiclayo
Apartado 697
T 074 234590
F 074 224451 074 238651

+ **Cajamarca**
Km 5.2 Carretera Cajamarca
Baños del Inca Cajamarca
T 044 828781
F 044 823270

+ **Trujillo**
Av. Teodoro Valcárcel 925
Urb. Santa Leonor Trujillo
Apartado 1069
T 044 223338 044 223345
F 044 246199

+ **Chimbote**
Av. La Marina 161
Urb. Buenos Aires Chimbote
Apartado 169
T 044 311411
F 044 312026

+ **Huaraz**
Carretera Huaraz-Caraz Km 5.500
Monterrey Huaraz
T 044 727575 044 721585
F 044 727573

Ica
Calle Fermín Tangüis 159 167
Urb. San Miguel Ica
T 034 233952 034 232032
F 034 235041

+ **Arequipa**
Av. Alfonso Ugarte 207
Arequipa
T 054 287578 054 285503
F 054 211030 054 287900

+ **Cusco**
Av. Mariscal Sucre Lote J 8-9
Urb. Huancaro Cusco
Apartado 139
T 084 223321 084 225951
F 084 223319

+ **Huaypetuhe**
Esquina Jr. Progreso 801 con
Jr. Ayacucho s/n Huaypetuhe
Manu Madre de Dios
Base 4 a través de Radio teléfono
N° 084 263482 Base Mega

+ **Huancayo**
Av. Mariscal Castilla 2936
El Tambo Huancayo
T 064 244845 064 245529
F 064 249632

Ayacucho
Av. Mariscal Castilla 636
Huamanga Ayacucho
T 064 817215 064 816966
F 064 817598

Orvisa Sociedad Anónima

+ **Iquitos (Main Office)**
Av. Abelardo Quiñones Km 2 Iquitos
Apartado 439
T 094 263710 094 263976 094 264142
F 094 265517

+ **Pucallpa**
Av. Centenario 3900 Pucallpa
T 064 571694 064 571703
F 064 577480

+ **Tarapoto**
Jr. Jiménez Pimentel 1351 Tarapoto
T 094 522344 094 522378
F 094 523205

+ **Bagua**
Héroes del Cenepa 1357
Bagua Chica
T 044 771193
F 044 771987

Nueva Cajamarca
Av. Cajamarca Norte s/n Km 460
Nueva Cajamarca
TF 094 556200

+ **Service and Maintenance**

Lima's schedule
Monday to Friday 8:00 am. to 4:30 pm.

Branch's schedule
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Ferreyros, un permanente compromiso con el Perú +



Ferreyros

ANNUAL REPORT
82-4567

Memoria Anual 2000

Contenido

Ferreyros, un permanente compromiso con el Perú +



Ferreyros

Memoria Anual 2000

Presentación

Camiones Caterpillar, presentes en la gran minería +


CATERPILLAR
793C
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12



Camiones 793C en Antamina +


CATERPILLAR
793C CAT
793C CAT

Señores Accionistas:

Por tercer año consecutivo, la economía peruana vivió un estado de recesión generalizada en donde con excepción del sector minero y la pesca, la producción de bienes y servicios y la inversión privada descendieron en forma significativa +

Junto con este comportamiento de los sectores productivos, una seria crisis financiera afectó a muchas empresas al trabarse los mecanismos de la cadena de pagos, lo que en última instancia agravó la crisis económica +

En estas circunstancias, el desempeño económico de la empresa fue sensiblemente afectado no sólo a través de una reducción de sus ventas, sino por los altos costos financieros derivados de la existencia de inventarios y activos que el mercado no permitió rotar, así como de atrasos en las cuentas por cobrar +

A pesar de este entorno negativo en la economía, la privilegiada posición alcanzada por la empresa en el sector minero, permitió que sus niveles totales de venta alcanzaran los US$ 209.0 millones aproximadamente, incluyendo las ventas de pedido directo + Este resultado comercial sólo es explicable por la clara posición de liderazgo alcanzada por la empresa en el sector minero y por la lealtad de nuestros estimados clientes +



Las ventas totales alcanzadas representan un descenso de 20.2 % respecto a las ventas de 1999 + Por su parte, las ventas de las compañías subsidiarias alcanzaron la suma de US$ 23.1 millones, con lo cual lo vendido en el año 2000 sumó US$ 232.1 millones +

Si bien la actividad minera demandó máquinas, equipos, repuestos y servicios, la actividad tradicional de construcción, sobre todo la vinculada a carreteras e infraestructura, estuvo virtualmente paralizada + Con excepción de las empresas constructoras que proveen servicios a la gran minería, se puede señalar que la actividad en este sector se mantuvo en crisis por segundo año consecutivo + Esto afectó seriamente los resultados de la empresa al no poderse concretar ventas de maquinaria en stock, con el consiguiente efecto en los niveles de inventario y al haberse reducido el ritmo de operación de la flota de alquiler + Afortunadamente, la actividad de construcción que apoya a la gran minería, permitió el desarrollo de un mercado de máquinas usadas que redujo la presión sobre el tamaño de la flota de máquinas de alquiler +

Sin embargo, los volúmenes de inventario de máquinas y equipos nuevos, así como la existencia de un número importante de máquinas reposeídas por incumplimiento de pago de clientes y de otros activos de difícil realización, continuaron afectando los niveles de endeudamiento con el consiguiente gasto financiero que afectó las utilidades de la empresa + Esta situación debiera mejorar considerablemente cuando se reactive la actividad productiva, considerando que la mayor parte de estos inventarios corresponden a máquinas y equipos de uso difundido +

Por otra parte, las ventas a la pesquería sólo alcanzaron un pequeño incremento con respecto al año anterior, pues los altos volúmenes de captura logrados, no fueron suficientes para la recuperación empresarial del sector, muy afectado financieramente por la prolongada crisis que ha vivido + La empresa continuó gozando de la preferencia de nuestros clientes en la provisión de repuestos y servicios, aunque en cifras más modestas que en años anteriores +

En lo que respecta a la agricultura, la tendencia negativa, en las cotizaciones internacionales, la caída local de los precios reales de los cultivos y las limitaciones financieras que ha confrontado el sector explican la contracción de la demanda en tractores y equipos, independientemente de las órdenes de compra con que nos favoreció la industria azucarera +

En resumen, en un año particularmente difícil, con una recesión generalizada y de larga duración, y con un número importante de clientes en situación de dificultad financiera, la compañía realizó un esfuerzo grande para lograr un nivel de ventas acorde con el tamaño de su operación, esfuerzo que no vino aparejado por las razones descritas, con niveles apropiados de rentabilidad + La utilidad bruta, antes de impuestos fue de S/. 3.0 millones +

En medio de ese contexto, la empresa debió mantener sus programas de inversión en infraestructura y equipamiento, a fin de poder continuar sirviendo a sus clientes, en particular a los de la gran minería + Esto explica la fuerte inversión realizada para ampliar el Centro de Reparación de Componentes (CRC) y la construcción de los locales de Cajamarca y Huaraz, destinados a apoyar las operaciones mineras de esas regiones +

Todo lo anterior ha permitido que a pesar de la crisis, la imagen de la compañía siga siendo percibida con claridad como la de una empresa sólida con un gran liderazgo comercial y con altos estándares en servicio post venta +

Gestión Empresarial

Maquinaria Caterpillar para el Programa de Equipamiento Básico Municipal +




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Gestión comercial

En el ejercicio 2000, la línea de comercialización Caterpillar representó 86 % del total de las ventas, incluyendo los ingresos generados por la venta de repuestos y de servicios. Gracias al permanente esfuerzo destinado a mantener en posición de liderazgo a los productos de la línea CAT, éstos han continuado mostrando altos porcentajes de participación de mercado +

Venta de maquinaria usada +

Maquinaria Caterpillar trabajando para la gran minería +


CAT
CAT
CAT


CATERPILLAR
CAT

En el sector de la gran minería en particular, se ha consolidado nuestra presencia como el principal proveedor de maquinaria y vehículos para movimiento de tierra + El número de camiones mineros Caterpillar operando hoy en todas las minas de tajo abierto en el país, constituyen por lejos la población más grande de este tipo de unidades +

En el año transcurrido esta población se incrementó con importantes órdenes recibidas de dos de las más grandes empresas mineras +

La necesidad de servir y mantener estas unidades ha dado lugar a un importante incremento de nuestras ventas en repuestos y servicios bajo diferentes modalidades que incluyen contratos integrales +

Por su parte, el mercado de la construcción continuó experimentando una situación de crisis generalizada + Más allá de la retracción de la inversión en obras urbanas y de edificación, hubo una absoluta paralización en la construcción de carreteras públicas, lo que originó una caída importante del producto bruto interno del sector + Esto trajo consigo serias dificultades financieras para numerosas empresas constructoras, muchas de las cuales han sido importantes clientes de la empresa +

Como consecuencia de esta situación se produjo una reducción adicional en las ventas de máquinas nuevas, así como de alquileres, las que mostraron comportamientos inferiores a los de 1999 + Sin embargo, y gracias a una cuidadosa política de compras, se logró una reducción de los inventarios acumulados + La flota de alquileres continuó siendo redimensionada para hacerla menos sensible a las variaciones del mercado +





Centro de Reparación de Componentes (CRC) +

Nuevo dinamómetro con capacidad de hasta 4,900 HP +

La venta de máquinas usadas pertenencientes a esta flota, fue facilitada por una importante demanda de parte de medianos y pequeños sub contratistas que trabajan alrededor de los grandes proyectos mineros +

El mercado de la minería subterránea continuó demandando nuestros equipos Ingersoll Rand y acogió favorablemente la introducción que efectuáramos de la línea de maquinaria de bajo perfil Elphinstone Caterpillar +

En el sector energía, la empresa ha estado promoviendo su participación como proveedora de plantas de energía, a raíz del impulso que Caterpillar está otorgando a la fabricación de generadores de gran capacidad + Alguno de los proyectos trabajados en el ejercicio debe concretarse en el año 2001 + En el campo de los generadores pequeños la actividad se concentró en ventas aisladas al sector minero y energético + El área de motores marinos, sin embargo, mostró baja actividad por la lentitud ya mencionada con que se recupera la pesca industrial, mercado tradicional de los motores Cat +

En el área de repuestos y servicios se ha incrementado la cobertura de clientes y mejorado la calidad de soporte post venta + Por segundo año consecutivo se alcanzó un volumen record de ventas de repuestos, creciendo la participación de repuestos y servicios en las ventas totales de la compañía + Parte de este proceso se debió al crecimiento de reparaciones en el Centro de Reparación de Componentes (CRC) en el que se alcanzó la cifra de 1,089 unidades, sólo en componentes mayores, como parte de programas establecidos con las compañías mineras +

Para poder cumplir con los futuros compromisos contraídos con la gran minería, a fin de reparar sus unidades Caterpillar, la empresa tuvo que invertir aproximadamente US$ 1.5 millones en la ampliación del mencionado CRC + La ampliación ha sido tanto en área de trabajo, que se ha duplicado, como en equipamiento, que incluye un nuevo dinamómetro y dos grúas puente + Esta ampliación ha exigido la contratación de aproximadamente 60 nuevos mecánicos y personal técnico +

Producto de una licitación pública convocada por el Ministerio de la Presidencia, ingresaron al país más de cuatrocientas máquinas Caterpillar, destinadas a municipios del interior del país y que representan una oportunidad para la empresa en el área de soporte al producto +

Dentro de este proyecto, se efectuó entrenamiento para 750 personas entre administradores, operadores y mecánicos de numerosos municipios, y se ha organizado una fuerza de ventas de repuestos para atender las necesidades del proyecto +

El área agrícola disminuyó sensiblemente sus ventas como consecuencia de los problemas confrontados por el sector, manteniendo, sin embargo, su participación de mercado en las diferentes máquinas y equipos que comercializa +

En lo que respecta al negocio automotriz, la empresa continuó experimentando los efectos negativos de las crisis de los sectores construcción y transporte +

El mercado de camiones para construcción (volquetes) se circunscribió a obras vinculadas a las grandes minas, sin equilibrar la oferta existente por lo que las bajas tarifas desalentaron la adquisición de nuevas unidades +

En el mercado del transporte terrestre de carga, el excesivo número de unidades disponibles debido a la masiva importación de vehículos usados y la contracción de la demanda, afectaron las ventas +

Camión Kenworth modelo T2000 +

Nuevo Centro de Servicio Post Venta Automotriz en Lurín +




Servicio - Repuestos
Camiones Americanos
CAT
Cummins
KENWORTH

Sin embargo, la empresa logró atraer a los clientes que en ambos mercados buscan reducir costos con vehículos más eficientes gracias a la nueva tecnología de los camiones Kenworth que representamos +

Complementariamente, la división Automotriz concentró esfuerzos en desarrollar el negocio post venta y trasladó en noviembre a un nuevo local en Lurín, especialmente diseñado, su taller de Servicio y Almacén de Repuestos + Esto permitirá incrementar la venta de repuestos y mano de obra, rubros con mayor utilidad bruta que la venta de vehículos + Adicionalmente, se abrieron dos tiendas de repuestos, ubicadas en las Avenidas Gambetta (Callao) y Mendiola (San Martín de Porras), lugares de concentración de transportistas +

Un acontecimiento importante fue la inauguración de la nueva sede de la sucursal de Huaraz el 24 de noviembre del 2000 + La inversión realizada en esta obra por un monto de US$ 1.2 millones así como en las nuevas instalaciones de Cajamarca, a inaugurarse en el año 2001, se orientan a ofrecer una esmerada atención en servicio post venta a los numerosos clientes que operan alrededor de los grandes proyectos mineros +


Ferreyros

Nueva Sucursal en Huaraz +

Las sucursales de Arequipa y Huancayo, vinculadas también a operaciones mineras, y las de Piura y Orvisa-Iquitos, beneficiadas por la actividad en petróleo y energía, tuvieron mucha actividad comercial +



Gestión financiera

En el campo financiero, la empresa continuó realizando un esfuerzo para rotar sus activos en la forma en que tradicionalmente lo ha hecho + En esa dirección ha seguido una política más restrictiva de reposición de inventarios y ha realizado campañas exitosas como la de la reducción de la flota de alquiler, entre otras + De esta manera se ha podido atenuar el efecto financiero del incremento en otros rubros de los activos como son unidades usadas recuperadas de clientes y los períodos de cobranza +

En resumen, la empresa transcurrió el año 2000 con un nivel de operaciones financieras similar al de fines del año anterior + Cabe señalar que la empresa ha logrado mantener sus principales fuentes de financiamiento entre las que podemos destacar las de sus proveedores, en especial Caterpillar, que en conjunto representa un apoyo financiero de US$ 100 millones aproximadamente + Asimismo, ha recurrido con éxito al mercado de capitales que se sigue consolidando como una fuente importante de recursos, habiéndose cerrado el año con emisiones vigentes por US$ 60 millones aproximadamente y con un expediente ingresado en Conasev por US$ 30 millones para la inscripción de un programa de papeles comerciales que se tenía previsto lanzar a partir del primer trimestre del año 2001 +

En los meses de diciembre del 2000 y enero 2001 se concretó la cuarta emisión de bonos de titulización, operación que alcanzó gran éxito por las tasas de interés obtenidas + Finalmente, los bancos, acreedores tradicionales de la empresa, mantuvieron su interés en los negocios que vienen realizando con Ferreyros por varios años, mediante la financiación de capital de trabajo, la financiación del inventario importado y emisión de fianzas bancarias, entre otros, con un volumen de US$ 60 millones aproximadamente +

En cuanto a los gastos financieros, éstos se vieron afectados por los niveles de tasa de interés superiores a las del año 1999, básicamente por la mayor percepción generalizada de riesgo que vienen experimentando las instituciones financieras locales, y por la mayor percepción de riesgo país que experimentaron hacia fines de año las instituciones del exterior +

Para el año 2001 se esperan tasas de interés menores debido a la caída de las tasas internacionales, así como por el fin del proceso de transición política que ha tenido que atravesar el país +

Motorindustria: Taller de maquinado +



Empresas filiales

Es importante resaltar el comportamiento de algunas empresas filiales de Ferreyros +

Orvisa Sociedad Anónima, que atiende la demanda y la clientela en la zona de selva, continuó incrementando su presencia en el mercado, especialmente en lo relativo a ventas de repuestos y servicios Caterpillar para la actividad petrolera, alcanzando un nivel de ingresos de aproximadamente S/. 30 millones +

Unimaq S.A., empresa que comercializa diversas líneas de productos especializados como pequeños grupos electrógenos, torres de iluminación, equipos para construcción, herramientas hidráulicas y neumáticas, sistemas de lubricación, equipos para soldaduras, embarcaciones y motores marinos, entre otros, mostró niveles de ventas y utilidades apropiados en su primer año de operación plena +

Fiansa S.A., cuya actividad inicial fue la fabricación y venta de implementos agrícolas, continuó expandiendo sus operaciones a la actividad metalmecánica en general y en apoyo de proyectos de infraestructura + De tal manera, Fiansa, que mantiene la sede central de sus operaciones en Trujillo, instala pequeñas minicentrales hidroeléctricas, sistemas eléctricos incluyendo pequeñas obras civiles complementarias y múltiples trabajos metalmecánicos para la agroindustria y la minería + Las nuevas áreas de actividad han permitido a la empresa la captación de nuevos mercados +

Motorindustria S.A. continuó creciendo como parte del objetivo de Ferreyros de atender las reparaciones de las máquinas de la gran minería + Actúa como elemento de apoyo al CRC en la reconstrucción de piezas de componentes mayores (motores, transmisiones, convertidores) y ha incorporado recientemente el taller de reparaciones hidráulicas + A la vez proporciona servicio de campo a la gran minería en reparaciones de cucharones, bastidores y castillos + Las ventas en el año 2000 crecieron en 40% respecto al año anterior + Las inversiones efectuadas en el ejercicio fueron de aproximadamente, US$ 0.5 millones +

Fundación Ferreyros: Proyecto de responsabilidad social

La empresa continuó proporcionando su apoyo a la Fundación Ferreyros, establecida con motivo de la celebración de los 75 años de su existencia y orientada a promover entre los mejores estudiantes universitarios, los valores cívicos que contribuyan a mejorar su aporte futuro al desarrollo del país + En el transcurso del cuarto año de sus actividades, la Fundación continuó colaborando con el CADE de Estudiantes que, al reunir a más de 500 entre los mejores alumnos de todas las universidades del país, proporciona la base a partir de la cual se desarrolla el trabajo con jóvenes a través de talleres, encuentros, conferencias y publicaciones + En el año 2000 la Fundación se concentró en el tema de la actitud profesional que deben adoptar los egresados para insertarse con éxito al mercado laboral + La gran acogida a este enfoque obligó a incrementar en un 50% los talleres programados originalmente habiéndose realizado 9 en el segundo semestre con una asistencia total de 270 participantes + Muchos de los jóvenes egresados de años anteriores continúan vinculados a la Fundación asistiendo a otros eventos y recibiendo las publicaciones periódicas que edita + De este modo, se mantiene la relación con un número importante de jóvenes profesionales +

Perspectivas

El año 2001 no se presenta para muchos analistas como un año de expansión de la economía + Después de la severa recesión que atraviesa el país, y a pesar de la existencia de indicadores macroeconómicos positivos, no es prudente esperar un año de rápida reactivación, la que sólo debiera iniciarse en los últimos meses del ejercicio +

El escenario político con las naturales interrogantes que plantean los procesos electorales, no contribuye a cambiar esta situación +

Sin embargo, la empresa tiene el privilegio de su sólida presencia en el sector minero, el que continuará demandando bienes y servicios para las inversiones en marcha y para su operación productiva +

Cualquier reactivación que se pueda producir en el sector construcción y agrícola encontrará a la empresa muy bien preparada para atenderlos con maquinaria y equipos +

La demanda de repuestos y servicios de la población de máquinas existente en el país garantiza un volumen importante de ventas +

En este escenario, Ferreyros continuará consolidando su posición de líder en el negocio de bienes de capital, mejorando constantemente su productividad para servir mejor a sus clientes y satisfacer a sus accionistas +

A ellos, nuestros accionistas, clientes, proveedores y personal, le renovamos el compromiso de realizar nuestros mejores esfuerzos para cumplir con nuestra misión +

A continuación, nos complace alcanzar en detalle a los señores accionistas la información general y de operaciones así como el análisis y discusión de los estados financieros, de acuerdo con la resolución No. 141.98 EF/94.10 que al respecto ha emitido la Comisión Nacional Supervisora de Empresa y Valores (CONASEV) para la presentación de las memorias anuales de empresas +



CAT

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de diciembre del 2000 + Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables +

Lima, 30 de marzo del 2001 +

Oscar Espinosa Bedoya
Director Gerente General

Hugo Sommerkamp Molinari
Gerente Central de Administración y Finanzas



Información General y de Operaciones

Maquinaria Caterpillar trabajando en asiento minero Cerro Verde +







Denominación y domicilio

La compañía se denomina Ferreyros Sociedad Anónima Abierta o Ferreyros S.A.A. Tiene su domicilio legal en Avenida Industrial 675, provincia y departamento de Lima. Su central telefónica es 336 7070 y su número de fax es 336 8331 +

Constitución e inscripción

La empresa Ferreyros fue constituida por escritura pública del 14 de setiembre de 1922 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, con el nombre de Enrique Ferreyros y Compañía Sociedad en Comandita. Fue inscrita en el asiento 1, fojas 299, tomo 15 de sociedades del Registro Mercantil de Lima + La sociedad Enrique Ferreyros y Compañía Sociedad en Comandita quedó disuelta según consta en el asiento 10 de fojas 296 del tomo 30 del Registro Mercantil de Lima +

La constitución de Enrique Ferreyros y Compañía S.A. que absorbió los activos y pasivos de Enrique Ferreyros Sociedad en Comandita se efectuó mediante escritura pública de fecha 21 de setiembre de 1931 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, inscrita en el asiento 1 de fojas 457 del tomo 31 del Registro Mercantil de Lima + El cambio de denominación a Enrique Ferreyros S.A. se efectuó mediante escritura de fecha 23 de noviembre de 1981 ante Notario Público de Lima, Dr. Jorge Eduardo Orihuela Iberico, inscrita en el asiento 213 fojas 599 del tomo 410 del Registro Mercantil de Lima +

El cambio de denominación a Ferreyros S.A. se efectuó por escritura pública de fecha 6 de mayo de 1996 ante Notario Público de Lima, Dr. Jorge Eduardo Orihuela Iberico, inscrita en el asiento 2-B de la ficha N° 117502 del Libro de Sociedades de Registro de Personas Jurídicas + El cambio a su actual denominación, Ferreyros S.A.A., se efectuó por acuerdo de Junta General de Accionistas de fecha 24 de marzo de 1998, inscrito en la partida N° 11007355 del Registro de Personas Jurídicas +


06

Objeto social y giro del negocio

De acuerdo con su estatuto, Ferreyros tiene por objeto la compraventa de mercaderías y productos nacionales y extranjeros, la importación y exportación de mercaderías y artículos en general, la provisión de servicios y realización de inversiones y comisiones +

La sociedad puede, asimismo, intervenir en todos los actos y celebrar todos los contratos que las leyes permitan y que conduzcan a la realización de los mismos o que convengan a los intereses sociales incluyendo la constitución de sociedades y la adquisición de acciones y/o participaciones de sociedades sea por compra u otro medio o participando en aumentos de capital +

La duración de Ferreyros es indefinida + Al giro de la empresa corresponde la agrupación 5150 división N° 51 de la clasificación CIIU de las Naciones Unidas +

Capital social

Al 31 de diciembre de 2000, el capital social está representado por 161,850,384 acciones comunes de un valor nominal de S/. 1.055 cada una, íntegramente suscritas y pagadas, de las cuales 77.28% pertenece a inversionistas nacionales y 22.72 % a inversionistas extranjeros + Los accionistas con participación del 5% o más en el capital social son los siguientes:

Nombre grupo económico accionaria	Participación	Nacionalidad
1 IN Cartadm	13.84%	Peruana
2 NV Cartadm	9.87%	Peruana
3 HO Cartadm	6.03%	Peruana
4 PR Cartadm	5.39%	Peruana
5 Transacciones financieras	5.09%	Peruana

Avales y fianzas otorgadas

La compañía ha otorgado avales a subsidiarias y terceros por US$ 1.8 millones y US$ 7.8 millones, respectivamente + Asimismo, ha otorgado fianzas bancarias a favor de entidades por US$ 4.2 millones + El monto total de estas garantías representa el 20.53% de su patrimonio +

Reseña histórica

En 1922 nace la empresa Enrique Ferreyros y Cia. por iniciativa de Enrique Ferreyros Ayulo y tres socios quienes, contando con un pequeño capital, se dedicaron a la comercialización en Lima de productos de consumo + En 1942 Ferreyros asume la representación de Caterpillar Tractor, lo cual significó un cambio total en la mentalidad de la empresa + A partir de 1965 se inicia la descentralización de la compañía, constituyendo oficinas en provincias así como diversas compañías filiales + En 1971 se decide inscribir a Ferreyros en la Bolsa de Valores de Lima +

A fines de la década de los ochenta, Ferreyros se desvincula del negocio de bienes de consumo para poder en los años noventa concentrar esfuerzos en el negocio de bienes de capital + Así, en los primeros años de esta década toma nuevas representaciones para complementar la línea Caterpillar y atender mejor a los sectores de minería, agricultura y transporte + Hacia 1994 la compañía inicia el negocio de alquiler de equipo pesado y la venta de equipo usado que permitan satisfacer mayores necesidades de los clientes + Paralelamente, la empresa se prepara para asumir el reto que demandaría la gran minería, luego de iniciado el proceso de privatización e ingreso de nuevos agentes a la economía peruana + En esta dirección, a partir de 1995, la compañía viene realizando importantes inversiones para mejorar la infraestructura de oficinas y talleres y en preparar a su personal de servicio para atender los contratos de mantenimiento y reparaciones a grandes flotas de maquinaria +

La vocación de la compañía es servir a los clientes de todos los segmentos, por lo cual en los 2 últimos años ha creado unidades de negocios para atender al mercado de medianos y pequeños constructores y pescadores +

Respondiendo al crecimiento experimentado y al que se produzca en el futuro, en 1997 la compañía realizó una exitosa emisión y colocación de acciones en el ámbito nacional e internacional, haciéndose posible un aumento de su patrimonio en US$ 22 millones +

En julio de 1998 Ferreyros realizó la primera emisión de bonos de titulización en el país por US$ 20 millones y en 1999 lanzó la tercera emisión de bonos corporativos por US$ 30 millones, luego que en 1994 y 1996 lanzara sus 2 primeras emisiones + Del mismo modo, en 1999, realizó la primera emisión por US$ 15 millones de un programa de titulización registrado ante la CONASEV por US$ 45 millones +

Actividades comerciales

Generalidades

Ferreyros, reconocida como la principal distribuidora de bienes de capital en el Perú, destina sus productos hacia una gama diversificada de sectores de la actividad económica como minería, construcción, agricultura, energía, pesca y transporte + *Es la única distribuidora de Caterpillar en el Perú desde 1942* +

Además de la maquinaria y los motores Caterpillar, Ferreyros comercializa una amplia gama de equipos, incluyendo los compresores y perforadoras Ingersoll Rand, tractores Massey Ferguson, una línea de camiones pesados Kenworth y una línea de camiones ligeros Chevrolet + La compañía es líder del mercado por un amplio margen para la mayoría de los productos que ofrece + Caterpillar representa el mayor porcentaje de sus ventas, alcanzando en el año 2000 aproximadamente el 86% +

La empresa dispone de la red más grande de talleres para reparación de maquinaria y equipos pesados del país y de un grupo de técnicos muy calificados, pues considera que el continuo éxito en las ventas de maquinaria pesada y equipos seguirá dependiendo de la calidad del producto y del servicio post venta + Ferreyros abre constantemente



nuevos centros de servicio, mejora la calidad de éstos y busca complementar gradualmente sus actuales líneas de comercialización con otros productos que son líderes o que tienen una ventaja competitiva en su segmento industrial, siempre enfocándose en la línea de bienes de capital +

Panorama general de sectores económicos claves en el Perú

La comercialización de bienes de capital en el Perú depende en gran medida del nivel de crecimiento de la economía peruana, particularmente en sectores tales como minería, construcción, pesca, agricultura, transporte y energía, donde se venden los productos de Ferreyros + Es importante considerar que la disponibilidad de los bienes de capital es el primer paso para el crecimiento del país, por lo que puede haber una diferencia en tiempo entre el crecimiento en la economía peruana y la demanda por bienes de capital + Asimismo, la importación de bienes de capital es indispensable para el desarrollo de cualquier rama industrial, tomando en consideración el importante papel que desempeña la tecnología para alcanzar niveles de competitividad y eficiencia requeridos por el mercado +

El crecimiento sostenido de algunos sectores como construcción y minería en los 5 años anteriores a 1998 impulsó la compra de maquinaria, reflejándose esta situación en las cifras globales de importación de bienes de capital que durante dichos años presentaron un crecimiento de 21.5% promedio anual + La desaceleración del crecimiento de la actividad económica en los 3 últimos años ha repercutido negativamente en el desempeño de este mercado + Sin embargo, dadas las buenas perspectivas de crecimiento en el mediano plazo de los sectores económicos y la dependencia de maquinaria del exterior, las importaciones de bienes de capital deben incrementarse en los próximos años conforme al desenvolvimiento de la economía +

Competencia

Pocos mercados, como el peruano, pueden mostrar la variedad de máquinas y equipos que son ofrecidos en el país por un gran número de proveedores + Dada la amplitud de las líneas que ofrece, Ferreyros compite en forma segmentada con muchos de esos proveedores, que representan diversas marcas +

En maquinaria de movimiento de tierra las principales son Komatsu, Volvo, John Deere y Fiat Allis +

En motores diesel compite principalmente con Wartsila, Man, Detroit Diesel, Cummins, FG Wilson y Volvo +

En repuestos para maquinaria Caterpillar existen varios fabricantes de repuestos no genuinos que cubren pequeños segmentos del mercado +

En la línea de tractores agrícolas, los principales competidores son John Deere y Ford New Holland +

En compresoras portátiles de aire, nuestras máquinas Ingersoll Rand compiten con Sullair y Atlas Copco +

En camiones, la línea Kenworth ha entrado con éxito a competir con Volvo y Scania, en un mercado en que también participan Freightliner, Mercedes Benz y otros +

En casi todas estas líneas, la buena calidad de los productos que distribuye, el calificado servicio post venta, la amplia red de sucursales y oficinas y el importante volumen de repuestos que ofrece, han generado las preferencias de la clientela que ha convertido a casi todos los productos que comercializa Ferreyros en líderes de sus respectivos mercados +

Finanzas

Como parte de la permanente gestión por la obtención de recursos financieros, en los últimos meses se concretaron importantes operaciones + En dos colocaciones realizadas en diciembre del 2000 y enero del 2001 se concretó la emisión de bonos de titulización por tercera vez, en esta oportunidad por US$ 17 millones, cumpliéndose así una vez más el objetivo que se trazó la empresa hace casi 10 años de salir al mercado de capitales local +

Cabe señalar que al cierre del año, se encontraba para su trámite de inscripción en el Registro Público del Mercado de Valores de CONASEV, nuestro expediente para el programa de papeles comerciales por US$ 30 millones + Una vez concluido el trámite de inscripción, la empresa espera lanzar la primera emisión hacia el mes de marzo de 2001 +

Asimismo, como parte de la línea de crédito por US$ 60 millones otorgada por Caterpillar Financial Services, en el último trimestre del año se obtuvo un crédito de US$ 20 millones, a un plazo de 5 años, lo cual ha permitido mejorar el ratio corriente +

En el año 2000, las líneas de crédito otorgadas por los bancos mantuvieron una participación importante, habiéndose terminado el año con una deuda directa con bancos locales y del exterior de US$ 63 millones +

Al 31 de diciembre del 2000, el total de pasivos ascendió a S/. 691.3 millones comparado con S/. 576.1 millones al cierre del año anterior + Sin embargo, S/. 37 millones se explican por un nuevo tratamiento contable de los contratos de arrendamiento operativo vinculados a la flota de alquiler, los cuales a fines del año 1999 no se incluyeron en el total de pasivos + Los otros S/. 78 millones se explican por incrementos en activos de alta rotación directamente relacionados al negocio de la empresa derivados de las siguientes operaciones:

+ Compras adicionales de inventario de repuestos y aumento de las órdenes de servicio en proceso por aproximadamente US$ 12 millones, que responden a un importante incremento en la venta +

+ Adquisición de maquinaria de taller y ampliación de los talleres de servicios para atender la mayor demanda mencionada en el párrafo anterior + Las ventas realizadas a importantes empresas mineras en años anteriores se traducen hoy en mayor número de camiones fuera de carretera que deben ser mantenidos y reparados periódicamente + El incremento en dicho número ocasiona necesidades de espacios más amplios y más y mejores equipos +

+ Incremento de las cuentas por cobrar comerciales relacionadas con las mayores ventas de repuestos y servicios, las cuales se financian bajo el sistema de cuenta corriente con los principales clientes +

+ Incremento del saldo de caja como producto de la colocación de bonos de titulización de letras por cobrar cerrada el 27 de diciembre del 2000 (los fondos remanentes de esta operación por S/. 14.8 millones se utilizaron en el mes de enero del 2001 para pagar obligaciones) +

Por otro lado, el ratio corriente sufrió una pequeña disminución debido al cambio en el tratamiento de los contratos de arrendamiento mencionado anteriormente, aunque el mismo no implicó un mayor endeudamiento en términos reales +

Infraestructura

Las principales propiedades de la empresa consisten en los terrenos y edificios donde están ubicadas sus oficinas administrativas, almacenes, talleres de reparación, salas de exhibición e inventario +



La compañía tiene su oficina central en Lima y sucursales en las ciudades de Piura, Chiclayo, Cajamarca, Trujillo, Chimbote, Huaraz, Arequipa, Cusco y Huancayo, las cuales se localizan en propiedades de la compañía + La compañía también cuenta con oficinas en las ciudades de Tumbes, Ica, Huaypetuhe y Ayacucho + Todas estas oficinas son alquiladas, excepto la de Huaypetuhe, que es propia +

Procesos legales

La compañía se ha constituido en parte de ciertos proceso legales que surgieron en el curso normal de sus actividades, ninguno de los cuales, ni individual ni colectivamente, puede considerarse importante +

Al 31 de diciembre del 2000, se encuentran en proceso de reclamación ante el Tribunal Fiscal acotaciones relacionadas, principalmente, con el Impuesto General a las Ventas, por S/. 3.8 millones + En opinión de nuestros asesores tributarios dichas acotaciones son improcedentes por lo que se estima que el resultado final será favorable a la compañía +

Subsidiarias

Ferreyros tiene varias subsidiarias a su cargo + Al 31 de diciembre del 2000, su participación en el capital social de las mismas es como sigue:

Orvisa Sociedad Anónima	99.0%
Heavy Machinery Services Ltd.	100.0%
Fiansa S.A.	99.0%
Depósitos Efe S.A.	99.0%
Motorindustria S.A.	99.0%
Domingo Rodas S.A. (subsidiaria de Orvisa Sociedad Anónima)	27.0%
Unimaq S.A.	99.9%

Orvisa Sociedad Anónima

Orvisa constituida en 1973, es una subsidiaria de la compañía que realiza operaciones en Iquitos, Tarapoto, Pucallpa, Bagua Chica y Nueva Cajamarca, ciudades localizadas en la región de la selva amazónica del Perú + Orvisa ofrece las mismas líneas de productos que Ferreyros y es el líder del mercado para las 3 líneas de productos que generan la mayor demanda en la región, como son la maquinaria agrícola, los motores marinos y el equipo forestal +

Por ser una empresa situada en la región de la selva, Orvisa goza actualmente de ciertas ventajas arancelarias y tributarias que le permiten ser más competitiva con sus precios sin afectar necesariamente sus márgenes +

A diciembre del 2000, Orvisa generó ingresos por S/. 30.1 millones y una utilidad neta de S/. 2.8 millones +

Heavy Machinery Services Ltd.

Heavy Machinery es una subsidiaria de propiedad de la compañía, constituida en el exterior + Se dedica a la venta de maquinaria pesada a grandes empresas que operan en el Perú y que generalmente son subsidiarias de empresas multinacionales que obtienen financiamiento en el exterior e importan directamente de los fabricantes +



Fiansa S.A.

Fiansa es una subsidiaria constituida en 1968 y domiciliada en la ciudad de Trujillo + Su actividad económica es la fabricación y venta de implementos agrícolas, implementos industriales y tableros eléctricos + Asimismo, realiza trabajos de metal mecánica y montaje e instalaciones eléctricas +

A diciembre del 2000, Fiansa generó ingresos por S/. 24.3 millones y una pérdida neta de S/. 0.4 millones +

Depósitos Efe S.A.

Depósitos Efe es una subsidiaria constituida en 1983 + Su actividad económica es la prestación de servicios de almacenaje simple y de depósito aduanero autorizado +

A diciembre del 2000, Depósitos Efe generó ingresos por S/. 1.7 millones y una utilidad neta de S/. 0.3 millones +

Motorindustria S.A.

Motorindustria es una subsidiaria constituida en 1987 + Su actividad económica original fue el desarrollo de la actividad industrial terminal de producción de vehículos automotrices, así como la venta de repuestos y servicios + La Junta General de Accionistas en 1995 acordó la suspensión temporal de sus actividades encargando, a partir de octubre de 1995, la administración de Motorindustria a Ferreyros + El 1ro. de julio de 1998 la Junta General de Accionistas acordó su reactivación y actualmente su actividad principal es la prestación de servicios de maquinado para la recuperación de componentes de maquinaria +

A diciembre del 2000, Motorindustria generó ingresos por S/. 7.6 millones y una utilidad neta de S/. 1.1 millones +

Domingo Rodas S.A.

Domingo Rodas es una subsidiaria constituida en 1979 en la ciudad de Tumbes + Su actividad económica principal es el cultivo, crianza, extracción, industrialización y comercialización de langostinos +

A diciembre del 2000, Domingo Rodas generó ingresos por S/.1.4 millones y una pérdida neta de S/.1.6 millones + Si bien en el momento de su constitución esta compañía era parte de una estrategia de diversificación hacia el comercio de exportación, hoy ha perdido significado dentro de la concentración de Ferreyros en el negocio de bienes de capital, por lo que su permanencia dentro de la organización continúa siendo materia de revisión +

Unimaq S.A.

Unimaq es una compañía constituida en febrero de 1999 + Su actividad económica principal es la comercialización de equipos livianos para la minería, construcción e industria, así como la venta de repuestos y prestación de servicios de taller + En el 2000, generó ingresos por S/. 16.4 millones y una utilidad neta por S/. 0.5 millones +

Otras inversiones

La compañía también mantiene participación en el accionariado de las siguientes compañías:



Matreq Ferreyros S.A.
Matreq Ferreyros es la única distribuidora de productos Caterpillar en Bolivia + Al 31 de diciembre del 2000, la participación de Ferreyros en el capital de Matreq Ferreyros es de 48.65% + Actualmente, posee una opción de compra por las acciones restantes que puede ser ejercida hasta abril del 2001 +

La Positiva Seguros y Reaseguros S.A.
La Positiva es una empresa constituida en el Perú el año 1937, su actividad económica principal es la contratación de seguros generales y de vida + La participación de Ferreyros en su capital social es de 11.5% +

Aspecto bursátil
Al cierre del 2000, la compañía tenía inscritos en el Registro Público del Mercado de Valores acciones de propia emisión y bonos corporativos +

Acciones comunes

El capital social de la compañía está formado por 161,850,384 acciones comunes en circulación con un valor nominal de S/. 1.055 cada una + La cotización de apertura del año fue de S/. 1.89 y la de cierre fue de S/ 0.46, llegándose a una cotización máxima de S/. 1.90 en enero y a una mínima de S/. 0.45 en diciembre + El precio promedio de la acción en el año 2000 fue de S/. 1.04 +

Las cotizaciones mensuales fueron las siguientes:

Mes	Apertura	Máxima	Mínima	Cierre	Promedio
Enero	1.89	1.90	1.68	1.72	1.8008
Febrero	1.65	1.70	1.40	1.50	1.4779
Marzo	1.52	1.52	1.25	1.26	1.3161
Abril	1.20	1.23	1.15	1.23	1.1800
Mayo	1.25	1.26	1.10	1.15	1.1815
Junio	1.15	1.15	1.00	1.11	1.0824
Julio	1.10	1.10	0.95	1.00	0.9918
Agosto	1.00	1.03	0.95	0.98	1.0016
Setiembre	0.97	0.97	0.85	0.85	0.8982
Octubre	0.80	0.80	0.53	0.59	0.5686
Noviembre	0.58	0.58	0.49	0.49	0.5219
Diciembre	0.47	0.48	0.45	0.46	0.4672

Bonos corporativos

Por Resolución CONASEV N° 029-99-EF/94.10 quedaron inscritos los Bonos Ferreyros-Tercera Emisión con las siguientes características:

Instrumento	Bonos Ferreyros - Tercera Emisión +
Clase	Nominativos e indivisibles y anotados en cuenta en CAVALI ICLV S.A. +
Monto registrado	US$30'000,000 +
Valor nominal	US$1,000 cada uno +
Series	Hasta cinco +
Periocidad de pago de intereses	por trimestre vencido +
Amortización	100% del principal al vencimiento de los tres años +

En marzo de 1999, se colocó la primera serie por US$15'000,000 con las siguientes características:

Monto en circulación	US$15'000,000 +
Serie	Primera serie +
Fecha de emisión	22 de marzo de 1999 +
Fecha de vencimiento	22 de marzo del 2002 +
Tasa de interés	10.5% nominal anual +

En setiembre de 1999, se colocó la segunda serie por US$15'000,000 con las siguientes características:

Monto en circulación	US$15'000,000 +
Serie	Segunda serie +
Fecha de emisión	30 de setiembre de 1999 +
Fecha de vencimiento	30 de setiembre del 2002 +
Tasa de interés	9.875% nominal anual +

A continuación se presenta las cotizaciones mensuales por series:

Renta fija - mercado de subastas
Primera serie

	Apertura	Máxima	Mínima	Cierre
Enero	102.3235	102.3339	100.0079	102.0981
Febrero	102.4398	102.4398	102.1027	102.3870
Marzo	102.3655	102.5681	101.7472	102.5681
Abril	102.5228	102.5228	102.4619	102.4619
Mayo	103.0996	103.0996	102.2794	102.2794
Junio	102.2614	102.2614	102.1603	102.1603

Segunda serie

	Apertura	Máxima	Mínima	Cierre
Enero	101.3393	101.6800	100.5311	100.5311
Febrero	101.5207	101.5207	101.0850	101.4863
Marzo	101.4774	101.7707	101.4688	101.7707
Abril	101.0070	101.7303	100.9897	100.9897
Mayo	101.5782	101.5782	100.5720	100.5720



Renta fija - mercado continuo
Primera serie

	Apertura	Máxima	Mínima	Cierre
Junio	101.8436	102.1319	101.3650	102.1149
Julio	102.0682	102.0682	101.4456	101.4456
Agosto	101.4296	102.3257	101.2347	102.3257
Setiembre	101.7345	101.8311	101.1833	101.8311
Octubre	101.8036	102.0592	100.9944	101.4708
Noviembre	100.9081	102.1229	100.8980	101.3005
Diciembre	100.9266	101.3170	100.4615	101.3170

Segunda serie

	Apertura	Máxima	Mínima	Cierre
Junio	100.6551	100.6551	100.6551	100.6551
Julio	101.4080	102.3483	100.6414	100.8116
Agosto	100.6163	100.9705	100.4238	100.4238
Setiembre	100.4160	100.4160	100.4160	100.4160
Noviembre	100.3870	100.8576	100.3870	100.8576
Diciembre	100.8377	100.8377	100.7476	100.7476

Administración

El Directorio se encuentra conformado de la siguiente manera:

Carlos Ferreyros Aspíllaga	Presidente
Eduardo Montero Aramburú	Vice Presidente
Luis Moreyra Ferreyros	Director
Enrique Normand Sparks	Director
Juan Manuel Peña Roca	Director
Carlos Muñoz Torcello	Director
Jorge Picasso Salinas	Director
Manuel Bustamante Olivares	Director (hasta el 3 de agosto del 2000)
Oscar Espinosa Bedoya	Director Gerente General

Las siguientes personas son los funcionarios ejecutivos de la compañía:

Oscar Espinosa Bedoya	Director Gerente General
Gino Ricci Galup	Gerente General Adjunto
Gustavo Moreno Barrera	Gerente Central de Maquinaria
Hugo Sommerkamp Molinari	Gerente Central de Administración y Finanzas
Luis Mesía Pinedo	Gerente de la División de Inversiones



Manuel Ugarteche Crosby	Gerente de la División Automotriz
Víctor Astete Palma	Gerente de la División Contraloría
Andrés Gagliardi Wakeham	Gerente de la División Personal
Raúl Vásquez Erquicio	Gerente de la División de Auditoría Interna
Luis Bracamonte Loayza	Gerente de la División Sucursales
Carlos Dongo Vásquez	Gerente de la División Máquinas y Motores
José López Rey Sánchez	Gerente de la División Repuestos y Servicios

Curriculum vitae

+ **Oscar Espinosa Bedoya**
  Oscar Espinosa ocupa la Gerencia General de Ferreyros S.A.A. desde 1983 + Ingresó a la compañía en 1981 + Anteriormente fue Presidente de Interbank, COFIDE y otras entidades financieras, así como director ejecutivo del Banco Mundial + Es ingeniero civil con postgrado en economía, finanzas y administración de empresas +

+ **Gino Ricci Galup**
  Gino Ricci se desempeñó desde 1990 como Gerente de la División de Repuestos y Servicios Caterpillar, antes de ser promovido a la posición de Gerente General Adjunto + Es graduado en Ingeniería Mecánica Eléctrica en la Universidad Nacional de Ingeniería y ha participado en diferentes cursos y seminarios organizados por Caterpillar + Después de trabajar durante 35 años para la compañía, decidió acogerse a la jubilación el 31 de diciembre del 2000, recibiendo el agradecimiento del directorio +

+ **Gustavo Moreno Barrera**
  Gustavo Moreno se desempeñó desde 1990 como Gerente de la División de Máquinas y Motores Caterpillar + A partir del 31 de diciembre de 1998 asumió el cargo de Gerente Central de Maquinaria + Tiene 35 años trabajando en la compañía, 20 de los cuales han sido en el área de ventas + Es graduado en Ingeniería Mecánica Eléctrica en la Universidad Nacional de Ingeniería y ha participado en diferentes cursos y seminarios organizados por Caterpillar +

+ **Hugo Sommerkamp Molinari**
  Hugo Sommerkamp ocupa el cargo de Gerente Central de Administración y Finanzas desde el 31 de diciembre de 1998 + Anteriormente fue Gerente de la División Finanzas desde marzo de 1996, fecha en la que se reincorporó a Ferreyros + Entre 1985 y 1990 desempeñó el cargo de Gerente de Contraloría de las subsidiarias del Grupo Ferreyros + Entre 1990 y 1996 trabajó en Paraguay como Director Financiero de las diferentes subsidiarias del grupo ECOM (Lausanne Suiza) + Es contador público colegiado de la Pontificia Universidad Católica del Perú con cursos de especialización en Auditoría y Finanzas tanto en el Perú como en el extranjero +



+ **Luis Mesía Pinedo**
  Luis Mesía se desempeña desde setiembre del 2000 como Gerente de la División de Inversiones + Tiene 24 años laborando en la compañía y anteriormente fue Gerente de la División de Equipos, Gerente de Repuestos y Administrador de las sucursales de Chiclayo y Trujillo + Es graduado en Ingeniería Industrial en la Universidad Nacional Federico Villareal y cuenta con una maestría en Administración de Empresas en ESAN + Asimismo, ha participado en diferentes cursos y seminarios organizados por Caterpillar y otros fabricantes +

+ **Manuel Ugarteche Crosby**
  Manuel Ugarteche se desempeña desde 1995 como Gerente de la División Automotriz, fecha en la cual se reincorporó a Ferreyros + Anteriormente trabajó en Ferreyros entre 1962 y 1977 cuando tuvo a su cargo diferentes responsabilidades en ventas y sucursales + Entre 1977 y 1995 trabajó en Venezuela y Colombia con el grupo General Electric, distribuidor Caterpillar en esos países + Es graduado en Ingeniería Mecánica en la Universidad Nacional de Ingeniería y ha participado en diferentes cursos y seminarios organizados por Caterpillar y General Electric +

+ **Víctor Astete Palma**

Víctor Astete trabaja en Ferreyros desde 1977 y se desempeña como Gerente de la División de Contraloría desde 1996 + Anteriormente ocupó diferentes cargos en las gerencias de contabilidad, presupuestos, asesoría contable y contraloría de inversiones + Es contador público graduado de la Universidad Nacional Mayor de San Marcos y ha seguido diversos cursos de especialización en el Perú y en el extranjero +

+ **Andrés Gagliardi Wakeham**

Andrés Gagliardi ocupa el cargo de Gerente de la División de Personal desde 1986 y cuenta con 32 años de experiencia + Anteriormente ha desempeñado cargos similares en otras empresas de prestigio + Es bachiller en Relaciones Industriales de la Universidad San Martín de Porres y ha seguido diversos cursos, seminarios y congresos de su especialidad +

+ **Raúl Vásquez Erquicio**

Raúl Vásquez es Gerente de la División de Auditoría Interna desde 1978 + Anteriormente fue Gerente Administrativo-Financiero de la Cia. Pesquera Estrella del Perú, Gerente de Auditoría de Arthur Andersen & Co. y Presidente del Capítulo Peruano del Institute of Internal Auditors + Es graduado como bachiller en ciencias económicas y comerciales y como contador público colegiado en la Universidad Nacional Mayor de San Marcos + Actualmente es Presidente de la Federación Latinoamericana de Auditores Internos y Latin American Region District Representative/Director - Institute of Internal Auditors - USA +

+ **Luis Bracamonte Loayza**

Luis Bracamonte se desempeña como Gerente de la División Sucursales desde 1997 + Trabaja hace 20 años en Ferreyros y anteriormente ha tenido a su cargo diferentes cargos en las gerencias de sucursales y subgerencia de créditos y cobranzas + Realizó estudios universitarios en Administración de Empresas en la Universidad de Lima y cursos de postgrado en ESAN +

+ **Carlos Dongo Vásquez**

Carlos Dongo ha sido recientemente designado Gerente de División de Máquinas y Motores, luego que desde enero de 1999 ocupara el cargo de Gerente de Ventas Máquinas + Tiene 22 años trabajando en la compañía + Anteriormente, ocupó puestos en el área de servicio post venta, habiendo sido Gerente de Ventas de Repuestos y Jefe de Servicio de Taller + Es graduado en Ingeniería Mecánica en la Pontificia Universidad Católica del Perú +

+ **José López Rey Sánchez**

José López ocupa el cargo de Gerente de División de Repuestos y Servicio desde 1999 + Tiene 18 años laborando en la compañía + Anteriormente, fue Gerente de Servicios desde 1994 hasta 1998 + Es graduado en Ingeniería Mecánica en la Universidad Nacional de Ingeniería + Ha seguido cursos de Administración y Contabilidad Gerencial en ESAN +

Recursos humanos

Los aspectos relativos a la administración del personal de la compañía se encuentran a cargo de la Gerencia de la División de Personal + Al finalizar el año 2000, laboraban en la compañía 1,215 trabajadores tanto en su oficina principal como en provincias + La variación de dicho personal en los 2 últimos años fue como sigue:

				Variación	
	2000	**1999**	**1998**	**00/99**	**99/98**
Permanente:					
Personal ejecutivo	30	34	32	(4)	2
Personal técnico	412	419	390	(7)	29
Empleados y vendedores	195	230	254	(35)	(24)
Obreros	557	555	492	2	63
Subtotal	1,194	1,238	1,168	(44)	70
Eventual	21	25	56	(4)	(31)
Total	**1,215**	**1,263**	**1,224**	**(48)**	**39**

El clima laboral en Ferreyros es de gran armonía, caracterizándose por una identificación de los trabajadores con los objetivos de la empresa + Las relaciones entre empresa y trabajadores son buenas no habiéndose experimentado huelgas o disputas importantes + El Sindicato de Empleados que por muchos años tuvo vigencia, dejó de existir en 1993 + El Sindicato de Obreros está conformado por un total de 52 trabajadores afiliados + Los pactos colectivos se negocian con los representantes de los trabajadores en enero de cada año +

La compañía sigue manteniendo programas de bienestar social y de vivienda en favor de sus trabajadores +



Análisis y discusión de los estados financieros

A continuación se presenta las variaciones más importantes en los estados financieros de la compañía al 31 de diciembre del 2000 y de1999, expresados en soles constantes + Para este propósito, las cifras de ventas y costo de ventas de los estados financieros han sido reclasificadas para mostrar las ventas por pedido directo + Los estados financieros muestran solamente la utilidad obtenida en las operaciones de pedido directo +

Resultados de operaciones

Las ventas en el año 2000 ascendieron a S/. 746.2 millones, 21.3% menores que las ventas del año anterior, sin incluir en éstas una venta extraordinaria por S/. 90.2 millones realizada en el mes de diciembre de 1999 (ver explicación al respecto más adelante) +

El margen porcentual del año 2000 ascendió a 23.4%, en comparación con el 18.3% del año anterior, lo que permitió compensar en parte el efecto de la disminución de las ventas netas +

Los gastos de venta y administración del año 2000 ascendieron a S/. 129.1 millones, 9.8% menores que los del año anterior, debido al plan de austeridad implementado a partir del cuarto trimestre de 1999 + A partir del 1° de setiembre del 2000, la compañía ha implementado un nuevo conjunto de medidas con el objetivo principal de disminuir los gastos de las áreas de negocios que han sufrido una disminución importante en sus ventas +

Con la finalidad de mejorar el control de los costos de alquiler y permitir la contabilización de la depreciación por horas máquina en lugar de por línea recta, a partir del año 2000, la compañía ha empezado a depreciar maquinaria y equipo de alquiler en función de horas máquina utilizadas + Asimismo, ha cambiado el tratamiento contable de los contratos de alquiler operativo vinculado a la flota de alquiler + En vista de que el precio de venta de la gran mayoría de equipos usados se establece en base al número de horas máquina que tienen dichos equipos y no en base al año de fabricación, la depreciación en línea recta implica una distorsión de los costos de alquiler, así como de la utilidad en la venta del equipo usado, reduciendo la rentabilidad real de la flota de alquiler y difiriendo parte de la utilidad hasta que se venda la unidad usada + Hasta el primer trimestre del 2000, dichos contratos se contabilizaban como un arrendamiento operativo + En el cuarto trimestre del 2000 se ha efectuado un ajuste retroactivo al 1° de enero del 2000, dándole a los contratos antes mencionados el tratamiento de arrendamiento financiero, mediante el cual se incorpora la maquinaria arrendada como activo fijo propio y se adiciona al pasivo el monto de la deuda pendiente de pago +

Los cambios mencionados han originado en los estados financieros por el año terminado el 31 de diciembre del 2000, el reconocimiento de activos por S/. 47.1 millones y pasivos por S/. 39.6, así como un menor cargo a resultados del año por S/. 12.8 millones +

Análisis del estado de ganancias y pérdidas

El cuadro que sigue a continuación presenta información de los resultados de las operaciones de Ferreyros respecto de los períodos que se indican +

Estado de ganancias y pérdidas

(En millones de soles constantes)	2000 Importe	2000 %	1999 Importe	1999 %	Variación %
Ventas netas	746.5	100.0	1,038.5	100.0	(28.1)
Costo de ventas	571.8	76.6	848.3	81.7	(32.6)
Utilidad bruta	174.4	23.4	190.2	18.3	(8.3)
Gastos de ventas y administración	129.1	17.3	142.5	13.7	(9.8)
Utilidad operativa	45.3	6.1	47.7	4.6	(3.8)
Dividendos	6.1	0.8	5.4	0.5	12.7
Ingresos financieros	20.2	2.7	23.5	2.3	(13.9)
Gastos financieros	(69.0)	9.2	(61.0)	5.9	13.2
REI	4.2	0.6	(33.4)	3.2	-
Ingresos (egresos) neto	(3.8)	0.5	6.8	0.7	-
Utilidad (pérdida) antes del Impuesto a la Renta	3.0	0.3	(11.0)	1.1	-
Impuesto a la Renta	(0.5)	-	0.1	-	-
Utilidad (pérdida) neta	2.5	(1.0)	(10.9)	1.0	-

Ventas netas

Las ventas de stock y las de pedido directo, realizadas todas en el mercado nacional, en millones de soles constantes son las siguientes:

	2000	1999	Variación %
División Caterpillar	226.7	425.6	(46.7)
División de Equipos	44.6	40.2	11.0
División Automotriz	28.8	42.6	(32.4)
	300.1	**508.5**	**(40.9)**
Repuestos y Servicios	333.0	273.6	21.7
Alquileres	54.5	95.0	(42.6)
Unidades usadas	58.6	71.2	(17.7)
	746.2	**948.2**	**(21.3)**
Venta extraordinaria de inventario excedente		90.2	
Total	**746.2**	**1,038.4**	

Las ventas netas en el año 2000 ascendieron a S/. 746.2 millones, 21.3% menores que las del año anterior, las cuales ascendieron a S/. 948.2 (sin incluir una venta extraordinaria por S/. 90.2 millones realizada en diciembre de 1999 y sobre la cual se incluye una explicación más adelante) + La disminución se explica principalmente por menores ventas por pedido directo de maquinaria Caterpillar a la gran minería, por menores ventas de la división automotriz, así como por menores ingresos de alquileres y unidades usadas +

Las ventas por pedido directo en el año 2000 ascendieron a S/. 126.0 millones en comparación con S/.340.4 del año anterior + En este último período se efectuaron ventas importantes a grandes proyectos mineros +

Por otra parte, las ventas de stock en el año 2000 ascendieron a S/. 619.2 millones, cifra ligeramente superior a los S/.607.9 millones obtenidos en el año anterior + Aunque en el año 2000 se registraron menores ventas en la División Automotriz y en unidades usadas y alquileres, esta baja fue compensada con mayores ventas de stock de la División Caterpillar así como de repuestos y servicios +



La disminución de las ventas de las líneas mencionadas está relacionada con la recesión que viene afectando a la mayoría de los sectores económicos del país, así como con la ausencia de inversión estatal en obras de infraestructura + Adicionalmente, la incertidumbre de los agentes económicos ante la situación política que vive el país, ha influído en la postergación de algunas inversiones en bienes de capital +

Venta extraordinaria de inventario excedente

Con el objetivo de disminuir sus inventarios, en diciembre de 1999, la compañía realizó las siguientes operaciones:

+ Venta a Caterpillar International Services del Perú S.A. de máquinas, motores y componentes Caterpillar por aproximadamente US$17.6 millones +

+ Transferencia en fideicomiso a Citicorp Perú Sociedad Titulizadora, principalmente de camiones Kenworth por aproximadamente US$12.6 millones +

Por tratarse de ventas de naturaleza extraordinaria, estas ventas no han sido consideradas para determinar las variaciones entre las ventas del año 2000 y 1999 +

Utilidad bruta

La utilidad bruta en el año 2000 ascendió a S/.174.4 millones (23.4% de las ventas netas), en comparación con la obtenida en el año anterior que fue de S/.190.2 millones (18.3% de las ventas netas) + El incremento en la utilidad bruta como porcentaje de las ventas netas se debe principalmente a que: i) en el año 2000 las ventas por pedido directo a la gran minería, que tienen márgenes brutos bastante menores que las ventas de stock, tuvieron una menor participación en la venta total en comparación con el año 1999, ii) la venta de repuestos y servicio, que tienen mayores márgenes brutos que la venta de equipos, fue superior a las del año 1999, y iii) el cambio en el tratamiento contable de los contratos de arrendamiento, mencionado anteriormente, significó un menor cargo a costo de ventas por depreciación de equipos de alquiler y por reclasificación de intereses a gastos financieros +

En términos absolutos, la utilidad bruta del año 2000 fue menor en 8.3% que la del año anterior y se explica por la disminución de las ventas +

Gastos de venta y administración

Los gastos de venta y administración en el año 2000 ascendieron a S/.129.1 millones en comparación con S/.142.5 millones del año anterior, una disminución de 9.8%, atribuible principalmente al plan de reducción de gastos que la compañía viene aplicando a partir del tercer trimestre de 1999 y, adicionalmente, a la reducción de los gastos variables como consecuencia de la disminución de las ventas +

Ingresos financieros

Los ingresos financieros en el año 2000 ascendieron a S/. 20.2 millones en comparación con S/. 23.5 millones del año anterior, una variación negativa de 13.9, debido a la disminución de las ventas a plazos financiadas por la compañía así como a una disminución de los intereses moratorios cobrados a los clientes, los cuales se reconocen como ingresos cuando se cobran + Cabe mencionar que las ventas de maquinaria, motores, equipos y camiones requiere, por lo general, de financiamiento de mediano plazo, el cual era otorgado mayormente por la compañía + Actualmente, la participación de la compañía en dichas financiaciones ha disminuido debido a una mayor presencia de instituciones financieras interesadas en otorgar financiamiento directo a los clientes +

Gastos financieros

Los gastos financieros ascendieron a S/. 69.0 millones en el año 2000 en comparación con S/. 61.0 millones del año anterior, equivalente a un aumento de 13.2%, que se explica por un aumento de pasivos que generan costo financiero, relacionados principalmente con el financiamiento de cuentas por cobrar comerciales y adquisiciones de componentes de protección y repuestos para atender contratos de servicio a la gran minería así como por un aumento de las tasas de interés + Es importante mencionar que en el año 1999 la compañía tenía una mayor proporción que en el año 2000 de créditos a mediano plazo obtenidos antes de Setiembre de 1998, fecha a partir de la cual se inició la crisis financiera internacional, cuya repercusión en el país ocasionó un aumento importante de las tasas de interés +

Resultado de exposición a la inflación (REI)

De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios + Sin embargo, esta pérdida no es real ya que los precios de venta de estos bienes en el caso de la compañía son fijados en dólares + Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares + En el año 2000 el REI dio una utilidad de S/. 4.2 millones, en razón de que la inflación fue mayor a la devaluación (3.84% vs -0.11%), mientras que en el año anterior el REI arrojó una pérdida de S/. 33.4 millones, debido a que la devaluación fue mayor que la inflación (11.7% vs 5.48%) +

Otros ingresos (egresos), neto

Este rubro mostró un egreso neto de S/. 3.8 millones en el año 2000 en comparación con un ingreso neto de S/. 6.8 millones del año anterior + La disminución de otros ingresos en el año 2000 se debe a que en este período no se produjeron las siguientes operaciones registradas en 1999: i) venta de flota de alquiler bajo la modalidad de leaseback operativo, y ii) resoluciones de contratos + Ambas operaciones generaron ingresos netos por aproximadamente S/. 4.1 millones. Adicionalmente, en el año 2000 se registró en este rubro, como gasto, S/. 2.7 millones correspondientes al Impuesto Extraordinario a los Activos Netos (IEAN) pagado en el año 1998, que no pudo ser aplicado como crédito contra el impuesto a la renta del ejercicio 2000 + De acuerdo con disposiciones tributarias vigentes, la parte del IEAN pagado en el año 1998 que resulte mayor al impuesto a la renta que corresponda pagar por el año 2000 debe ser asumido como gasto por el contribuyente +



Impuesto a la renta

El impuesto a la renta registrado al 31 de diciembre del 2000 y de 1999 ha sido calculado de acuerdo con las normas tributarias y contables (NIC's) vigentes +

Utilidad neta

La utilidad neta del año 2000 ascendió a S/. 2.5 millones en comparación con la pérdida de S/. 10.9 millones del año anterior + El mejor resultado del año 2000 se debe a que: i) no hubo pérdida por REI, ii) se logró una disminución importante de los gastos de venta y administración, y iii) como consecuencia del cambio en el tratamiento contable de los contratos de arrendamiento, se cargo a costo de ventas un importe menor por depreciación de equipos de alquiler +

Cambios en los responsables de la elaboración y revisión de la información financiera

Durante los años 1999 y 2000 no se han producido cambios en los responsables de la elaboración y revisión de la información financiera de la compañía +

Al concluir esta Memoria, el directorio expresa nuevamente su reconocimiento a todos los clientes de la empresa, cuya preferencia le ha permitido alcanzar en el año 2000 importantes niveles de ventas, lo cual compromete a la organización para continuar brindándoles la mejor atención + Agradecemos a las instituciones bancarias del Perú y el extranjero, por el apoyo financiero recibido + Llegue nuestra gratitud también a los señores accionistas, por la confianza depositada en el directorio y en la gerencia, y a todo el personal, que con su esfuerzo y dedicación han permitido alcanzar importantes logros en el año 2000 +

El Directorio



Estados Financieros

Flota de maquinaria adquirida por la empresa Tolmos Espinoza García +





CS-533C
CAT
CATERPILLAR

Nuestros Estados Financieros al 31 de diciembre del 2000 han sido examinados por nuestros auditores externos, señores Collas, Dongo-Soria y Asociados, firma miembro de PricewaterhouseCoopers, quienes han expresado una opinión sin salvedades. Dicho informe está a disposición de nuestros accionistas en documento separado.

Balance General a Valores Constantes

(En miles de nuevos soles)

	Al 31 de diciembre de	
Activo	**2000**	**1999**
	S/. 000	**S/. 000**
Activo corriente:		
Caja y bancos	33,474	17,312
Cuentas por cobrar comerciales	184,030	180,076
Otras cuentas por cobrar		
Terceros	65,275	75,752
Empresas vinculadas	11,332	11,068
Existencias	280,645	237,634
Gastos anticipados	3,442	3,365
Total de activos corrientes	**578,198**	**525,207**
Cuentas por cobrar comerciales a largo plazo	**16,087**	**19,782**
Otras cuentas por cobrar a empresa vinculada a largo plazo	**9,510**	**10,197**
Inversiones	**73,565**	**70,353**
Inmuebles, maquinaria y equipo	**258,895**	**191,383**
Otros activos	**4,653**	**6,383**
Total de activos	**940,908**	**823,305**

Pasivos y Patrimonio neto

Pasivo corrientes		
Sobregiros y préstamos bancarios	181,053	109,532
Vencimiento corriente de deuda a largo plazo	91,692	119,815
Cuentas por pagar comerciales	135,780	106,234
Otras cuentas por pagar	22,715	26,522
Total del pasivo corriente	**431,240**	**362,103**
Deuda a largo plazo	**246,102**	**201,544**
Compensación por tiempo de servicios	**13,927**	**14,817**
Ingresos diferidos	**6,573**	**4,462**
Impuesto a la renta y participación de los trabajadores diferidos	**5,942**	**1,300**
Patrimonio Neto		
Capital	177,241	177,241
Capital adicional	45,641	45,641
Excedente de revaluación	12,709	17,158
Reserva legal	249	9,879
Resultados acumulados	1,284	(10,840)
Total de patrimonio	**237,124**	**239,079**
Situación tributaria		
Contingencias y compromisos		
Total de pasivos y patrimonio	**940,908**	**823,305**

Estados de Ganancias y Pérdidas a Valores Constantes

(En miles de nuevos soles)

	Por los años terminados al 31 de diciembre de	
	2000	1999
	S/. 000	S/. 000
Ventas netas		
Terceros	584,074	666,261
Empresas vinculadas	6,593	10,514
	590,667	**676,775**
Otros ingresos operacionales	16,936	31,621
	607,603	**708,396**
Costo de Ventas		
Terceros	(427,721)	(510,028)
Empresas vinculadas	(5,449)	(9,468)
	(433,170)	**(519,496)**
Gastos de Administración	**(53,099)**	**(57,378)**
Gastos de Ventas	**(75,429)**	**(85,103)**
	(561,698)	**(661,977)**
Utilidad de Operaciones	**45,905**	**46,419**
Otros Ingresos (gastos)		
Ingresos financieros	20,195	23,463
Gastos financieros	(69,023)	(60,992)
Dividendos recibidos	6,125	6,723
Resultado por exposición a la inflación	4,216	(33,353)
Diversos, neto	(3,897)	6,753
	(42,384)	**(57,406)**
Utilidad (pérdida) antes de participación de los trabajadores e impuesto a la renta	**3,521**	**(10,987)**
Participación de los trabajadores	**(539)**	**-**
Utilidad (pérdida) antes de impuesto a la renta	**2,982**	**(10,987)**
Impuesto a la renta	**(488)**	**147**
Utilidad (pérdida) Neta	**2,494**	**(10,840)**
Utilidad (pérdida) por acción básica	**0.015**	**(0.070)**



Oficinas, talleres y almacenes

Oficina Principal

Lima
Av. Industrial 675 Lima
Apartado 150
T 336 7070
F 336 8331 336 8371
http://www.ferreyros.com.pe

Sucursales

+ **Piura**
Prolongación Av. Sánchez Cerro
Km 1 (Carretera Sullana) Piura
Apartado 136
T 074 303049
F 074 334593

Tumbes
Calle Bolívar 426 Tumbes
T 074 524812
F 074 523458

+ **Chiclayo**
Av. Balta 155 Chiclayo
Apartado 697
T 074 234590
F 074 224451 074 238651

+ **Cajamarca**
Km 5.2 Carretera Cajamarca
Baños del Inca Cajamarca
T 044 828781
F 044 823270

+ **Trujillo**
Av. Teodoro Valcárcel 925
Urb. Santa Leonor Trujillo
Apartado 1069
T 044 223338 044 223345
F 044 246199

+ **Chimbote**
Av. La Marina 161
Urb. Buenos Aires Chimbote
Apartado 169
T 044 311411
F 044 312026

+ **Huaraz**
Carretera Huaraz-Caraz Km 5.500
Monterrey Huaraz
T 044 727575 044 721585
F 044 727573

Ica
Calle Fermín Tangüis 159 167
Urb. San Miguel Ica
T 034 233952 034 232032
F 034 235041

+ **Arequipa**
Av. Alfonso Ugarte 207
Arequipa
T 054 287578 054 285503
F 054 211030 054 287900

+ **Cusco**
Av. Mariscal Sucre Lote J 8-9
Urb. Huancaro Cusco
Apartado 139
T 084 223321 084 225951
F 084 223319

+ **Huaypetuhe**
Esquina Jr. Progreso 801 con
Jr. Ayacucho s/n Huaypetuhe
Manu Madre de Dios
Base 4 a través de Radio teléfono
N° 084 263482 Base Mega

+ **Huancayo**
Av. Mariscal Castilla 2936
El Tambo Huancayo
T 064 244845 064 245529
F 064 249632

Ayacucho
Av. Mariscal Castilla 636
Huamanga Ayacucho
T 064 817215 064 816966
F 064 817598

Orvisa Sociedad Anónima

+ **Iquitos (Oficina Principal)**
Av. Abelardo Quiñones Km 2 Iquitos
Apartado 439
T 094 263710 094 263976
094 26414
F 094 265517

+ **Pucallpa**
Av. Centenario 3900 Pucallpa
T 064 571694 064 571703
F 064 577480

+ **Tarapoto**
Jr. Jiménez Pimentel 1351 Tarapoto
T 094 522344 094 522378
F 094 523205

+ **Bagua**
Héroes del Cenepa 1357
Bagua Chica
T 044 771193
F 044 771987

Nueva Cajamarca
Av. Cajamarca Norte s/n Km 460
Nueva Cajamarca
TF 094 556200

+ **Talleres de Servicio**

Horario de Lima
Lunes a Viernes 8:00 am. a 04:30 pm.

Horario de Sucursales
Lunes a Viernes 8:00 am. a 04:45
Sábados 8:00 am. a 12:00 m.

Créditos

Diseño + Conceptualización
Studioa Consultores en Marketing y Diseño

Fotografía
Archivo Ferreyros

Preprensa
Positivo Servicios Gráficos

Fotolitos
Cuzzi Impresores Editores

Impresión
Cuzzi Impresores Editores